SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Video Conference in Portuguese
November 17, 2021
2:30 p.m. (Brasília)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/call-de-resultados/portal/#/home?webinar=9690151

Video Conference in Portuguese
November 17, 2021
2:30 p.m. (Brasília)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/call-de-resultados/portal/#/home?webinar=96901516398

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

ELET B3 LISTED N1
LATIBEX XELTO & XELTB
ISE B3
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

ASSETS 09/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Cash and Cash Equivalents	141,721	3,402	718	19,648	491	10,021
Accounts Receivable, net	1,069,519	791,012	370,237	1,616,639	0	285,375
Financing and Loans - principal	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0
Marketable Securities	2,296,803	1,949,211	1,544,816	4,121,980	79,008	99,050
Dividends Receivable	141,819	22,295	0	14,192	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	81,831	1,931	15,386	2,836	25,845
Income Tax and Social Contribution	88,670	605,190	31,978	0	1,811	71,476
Derivative Financial Instruments	0	0	0	673,264	0	0
Reimbursement Rights	0	0	3,267	0	0	0
Guarantees and Linked Deposits	0	18,748	81,805	0	0	0
Inventory	43,731	91,834	66,294	125,807	0	259,729
Contractual Assets	3,026,016	2,169,789	680,953	1,220,625	0	0
Nuclear Fuel Inventory	0	0	0	0	0	428,340
Financial Assets	0	11,996	0	0	0	0
Hydrological risk	0	0	0	0	0	0
Others	398,069	709,029	213,495	242,849	0	144,218
TOTAL CURRENT ASSETS	7,206,348	6,454,337	2,995,494	8,050,390	84,146	1,324,054

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	264,191	0	0	1,515,331	0	0
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	217	39	108	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	203,086	133	0	0	0
Income Tax and Social Contribution	0	0	1,513,141	278,491	0	0
Derivative Financial Instruments	0	0	0	628,828	0	0
Reimbursement Rights	0	0	0	118,645	0	0
Guarantees and Linked Deposits	954,047	498,649	234,792	297,100	0	65,442
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,381,643
Contractual Assets	20,843,840	15,398,916	4,560,761	9,099,443	0	0
Financial Assets	1,406,124	220,424	0	5,235	0	0
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0
Hydrological risk	0	0	0	0	0	0
Others	148,997	101,824	243,887	605,629	0	1,960,152
TOTAL LONG-TERM ASSETS	23,617,199	16,910,938	6,552,753	12,548,810	0	3,407,237

INVESTMENTS	5,539,807	5,501,253	2,190,547	3,919,132	153,345	0

FIXED ASSETS, NET	6,974,613	2,214,720	2,404,771	7,859,360	43	13,335,124

INTANGIBLE ASSETS	1,180,839	428,203	185,175	3,142,682	0	81,213

TOTAL NON-CURRENT ASSETS	37,312,458	25,055,114	11,333,246	27,469,984	153,388	16,823,574

TOTAL ASSETS	44,518,806	31,509,451	14,328,740	35,520,374	237,534	18,147,628

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

ASSETS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Cash and Cash Equivalents	277,448	58,548	10,674	70,144	182	9,051
Accounts Receivable, net	1,414,966	1,963,986	535,413	1,345,388	0	319,724
Financing and Loans - Principal	0	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0
Marketable Securities	961,965	2,079,294	1,286,868	1,500,314	92,442	378,424
Dividends Receivable	71,278	27,108	4,153	38,207	7,108	0
Deferred Fiscal Assets (Tax and Contributions)	0	64,938	8,924	0	3,613	19,949
Income Tax and Social Contribution	248,748	195,190	5,512	217,336	113	13,618
Derivative Financial Instruments	0	0	0	317,443	0	0
Reimbursement Rights	0	0	4,684	0	0	0
Guarantees and Linked Deposits	0	34,375	49,121	21,398	0	0
Inventory	42,843	85,065	55,704	142,768	0	183,306
Contractual Assets	4,561,167	3,097,503	812,555	1,893,683	0	0
Nuclear Fuel Inventory	0	0	0	0	0	428,340
Financial Assets	0	10,996	0	0	0	0
Hydrological risk	0	0	2,007	1,125	0	0
Others	317,847	583,408	127,252	245,016	79	130,568
TOTAL CURRENT ASSETS	7,896,262	8,200,411	2,902,867	5,792,821	103,538	1,482,980

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	272,583	0	277	1,061,622	0	0
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	210	39	103	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	203,519	208	223,537	0	0
Income Tax and Social Contribution	0	145,987	1,640,404	269,604	0	0
Derivative Financial Instruments	0	0	0	310,100	0	0
Reimbursement Rights	0	0	0	0	0	0
Guarantees and Linked Deposits	897,994	488,241	300,659	296,830	0	68,222
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,264,780
Contractual Assets	17,483,202	11,379,621	3,961,684	8,199,109	0	0
Financial Asset	1,367,475	230,424	0	0	0	0
Advance for equity participation	1,541	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0
Hydrological risk	0	0	14,551	0	0	0
Others	151,598	121,796	219,565	622,140	0	1,755,116
TOTAL LONG-TERM ASSETS	20,174,393	13,057,620	6,137,387	10,983,045	0	3,088,118

INVESTMENTS	5,633,921	5,310,677	2,254,800	4,746,917	144,897	0

FIXED ASSETS, NET	6,702,079	2,083,004	2,758,213	8,013,470	6	13,018,163

INTANGIBLE ASSETS	331,066	117,357	74,304	127,416	2	92,374

TOTAL NON-CURRENT ASSETS	32,841,459	20,568,658	11,224,704	23,870,848	144,905	16,198,655

TOTAL ASSETS	40,737,721	28,769,069	14,127,571	29,663,669	248,443	17,681,635

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

LIABILITIES 09/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Suppliers	676,497	394,289	298,957	720,639	0	925,413
Financing, loans and debentures	1,571,792	196,428	389,729	1,426,657	0	365,451
Tax and Social Contributions	106,530	170,671	24,407	283,722	1,627	73,175
Current Income Tax and Social Contribution	0	0	15,497	16,973	0	14,998
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	273,755
Advance from clients	0	0	0	89,509	0	0
Shareholders' Compensation	19,500	184	234,342	714,815	0	0
Estimated Obligations	375,324	296,173	147,643	447,414	367	123,780
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	20,968	164,407	28,446	0	0	4,574
Leasing (principal)	21,888	35	8,537	183,958	0	8,685
Leasing (charges)	(9,794)	0	(3,884)	(3,785)	0	0
Provisions for Onerous Contracts	0	0	0	0	0	0
Concessions payable - Use of public property	1,879	0	3,446	0	0	0
Regulatory fees	82,947	64,886	64,416	337,878	0	1,182
Others	59,408	33,745	278,680	1,535,400	23,368	21,694
TOTAL CURRENT LIABILITIES	2,926,939	1,320,818	1,490,216	5,753,180	25,362	1,812,707

NON-CURRENT
Suppliers	0	0	71,802	0	0	0
Financing, loans and debentures	6,057,048	936,183	2,811,350	3,811,954	0	7,031,045
Tax and Social Contributions	164,039	0	0	135,461	0	212
Income Tax and Social Contribution	3,994,209	580,739	0	1,578,756	8,066	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	92,359
Advance from clients	0	0	0	208,204	0	0
Estimated Obligations	47,085	19,991	8,726	0	0	2,980
Provisions for Litigations	2,063,887	3,025,822	774,968	1,003,099	0	198,813
Provision for uncovered liability on invested companies	0	0	0	3,848	0	0
Post-Employment Benefits (Pension Plan Payments)	1,002,614	3,519,508	649,447	120,798	0	557,193
Leasing (principal)	201,421	2,011	58,023	504,809	0	4,774
Leasing (charges)	(50,453)	0	(21,505)	(8,234)	0	0
Provision for Onerous Contracts	319,431	67,298	80,338	11,032	0	0
Concessions payable - Use of public property	34,013	0	39,518	0	0	0
Regulatory fees	192,617	450,281	40	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,209,663
Advances for future capital Increase	70,855	0	83,101	0	0	2,111,845
Others	366,352	530,578	75,564	1,079,082	0	0
TOTAL NON-CURRENT LIABILITIES	14,463,118	9,132,411	4,631,372	8,448,809	8,066	13,208,884

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036
Capital reserves	5,053,045	4,916,199	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,434	0
Additional Dividend Purposed	0	0	0	0	0	0
Accumulated profit/loss	4,008,393	4,737,195	416,446	6,311,204	14,112	(4,485,380)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(212,056)	(294,487)	11,505	(881,619)
Minority shareholdings	330	0	(20,019)	0	0	0

TOTAL EQUITY	27,128,749	21,056,222	8,207,152	21,318,385	204,106	3,126,037

TOTAL LIABILITIES AND EQUITY	44,518,806	31,509,451	14,328,740	35,520,374	237,534	18,147,628

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

LIABILITIES 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Suppliers	694,885	345,200	491,914	614,225	0	1,180,289
Financing, loans and debentures	1,525,914	239,257	552,546	1,906,405	0	344,038
Tax and Social Contributions	160,318	151,912	21,178	426,866	1,615	96,721
Current Income Tax and Social Contribution	0	0	8,574	310,789	0	72
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	244,852
Advance from clients	0	0	0	74,075	0	0
Shareholders' Compensation	510,719	1,807,003	471,427	1,411,558	9,703	0
Estimated Obligations	278,800	352,472	145,010	423,658	367	86,497
Provisions for Litigations	0	0	0	389,783	0	0
Post-Employment Benefits (Pension Plan Payments)	12,640	149,177	26,291	0	0	4,101
Leasing - principal	17,596	33	9,513	175,000	0	22,459
Leasing - charges	(10,484)	0	(4,193)	(198)	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0
Concessions payable - Use of public property	1,778	0	3,084	0	0	0
Regulatory fees	82,167	73,516	73,438	342,148	0	15,576
Others	68,513	99,282	108,323	1,334,858	22,665	1,201
TOTAL CURRENT LIABILITIES	3,342,846	3,217,852	1,907,105	7,449,362	34,350	1,995,806

NON-CURRENT
Suppliers	0	0	110,050	0	0	0
Financing, loans and debentures	6,118,704	1,013,539	2,560,167	3,910,450	0	7,267,733
Tax and Social Contributions	181,967	0	0	0	0	212
Income Tax and Social Contribution	3,044,121	0	0	0	10,411	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0
Reimbursement Obligations	0	0	0	0	0	22,259
Advance from clients	0	0	0	290,870	0	0
Estimated Obligations	47,085	57,506	10,241	0	0	8,888
Provisions for Litigations	2,037,964	3,592,441	630,087	1,051,883	0	244,718
Provision for uncovered liability on invested companies	0	0	0	4,191	0	0
Post-Employment Benefits (Pension Plan Payments)	1,012,098	3,522,069	608,237	120,797	0	519,997
Leasing - principal	214,676	2,034	64,419	571,015	0	9,539
Leasing - charges	(49,764)	0	(24,379)	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0
Concessions payable - Use of public property	33,558	0	32,396	0	0	0
Regulatory fees	254,456	489,939	47	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,040,011
Advances for future capital Increase	68,987	0	90,782	0	0	1,070,064
Others	377,075	432,656	235,189	1,188,599	0	0
TOTAL NON-CURRENT LIABILITIES	13,566,654	9,210,662	4,400,786	7,207,125	10,411	12,183,421

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036
Capital Reserves	5,053,045	4,916,199	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,433	0
Additional Dividend Purposes	706,536	0	0	0	9,251	0
Accumulated Profit/Losses	0	0	0	0	0	(4,109,009)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(184,450)	(294,486)	15,942	(881,619)
Minority shareholdings	1,659	21,528	(18,651)	0	0	0

TOTAL EQUITY	23,828,221	16,340,555	7,819,680	15,007,182	203,680	3,502,408

TOTAL LIABILITIES AND EQUITY	40,737,721	28,769,069	14,127,571	29,663,669	248,442	17,681,635

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear
Operating Revenues	8,257,718	5,728,379	2,319,661	7,692,630	274	2,010,517

Electric Energy Supply (sell) - Generation	2,119,846	229,397	1,142,921	5,179,767	0	2,291,298
Electric Energy Supply - Generation	929,908	487,226	0	995,072	0	0
Short Term Electric Energy - Generation	177,561	263,471	56,620	671,114	0	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,116,058	1,993,981	0	26,304	0	0
Revenue from Construction of Plants - Generation	38,650	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,474,246	1,245,803	442,117	502,536	0	0
Revenue from Operation and Maintenance - Transmission	135,955	125,354	191,138	361,536	0	0
Revenue from Construction of Plants - Transmission	2,967,950	2,077,140	676,652	1,286,836	0	0
Financial – Return on Investment - Transmission	642,619	341,008	14,683	66,096	0	0

Other Revenues	27,016	34,979	53,237	387,799	274	405

Deductions to Operating Revenues	(1,372,091)	(1,069,980)	(257,707)	(1,784,430)	0	(281,186)

Operating Costs	(2,607,792)	(2,010,948)	(1,116,718)	95,205	0	(1,518,000)

Personnel, Supplies and Services	(744,055)	(426,235)	(330,597)	(546,214)	0	(588,703)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	0
Energy Purchased for Resale	(345,109)	(365,113)	(368,824)	2,687,729	0	0
Charges upon use of eletricity network	(572,303)	(649,950)	(41,241)	(583,084)	0	(135,176)
Construction	(174,345)	(451,567)	(88,776)	(101,662)	0	0
Electric Energy production cost	(522,488)	0	(111,221)	(903,268)	0	(293,089)
Depreciation and Amortization	(249,492)	(38,245)	(156,640)	(372,024)	0	(464,085)
Operating Provisions	0	0	(9,472)	0	0	0
Others	0	(79,838)	(9,947)	(86,272)	0	(36,947)

PERIODIC TARIFF REVIEW EFFECT	(629,913)	(1,523,075)	(605,485)	(55,461)	(4,183)	(355,843)

Operating Expenses	(429,206)	(539,791)	(215,569)	(679,942)	(4,176)	(301,698)
	0	0	0	0	0	7060
Personnel, Supplies and Services	(36,444)	(5,498)	(2,740)	(4,664)	0	0
Consensual Dismissal Plan (PDC)	0	(41,548)	(23,719)	(31,504)	(7)	(22,086)
Donations and Contributions	84,181	(100,596)	(338,683)	763,876	0	5,269
Depreciation and Amortization	(248,444)	(835,642)	(24,774)	(103,227)	0	(44,388)
Operating Provisions
Others	1,364,564	2,942,521	238,840	312,819	0	0

OPERATING RESULT BEFORE FINANCIAL RESULT	6,384,577	5,136,877	836,298	8,045,193	(3,909)	136,674

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	38,255	29,585	20,642	82,901	1,371	17,113
Income from Interest, Commission and Fees	25,959	0	0	0	0	0
Additional Interest on Energy	1,693	98,520	0	82,645	0	0
Monetary Adjustment Gain	161,420	270,731	16,042	104,821	0	1,078
Exchange Variation Gain	10,599	0	0	0	0	13,823
Fair value adjustment - RBSE gain	0	0	0	0	0	0
Gains on Derivatives	0	0	0	684,564	0	0
Other Financial Income	14,829	42,050	12,131	154,339	2,693	58,882
Debt Charges - financing and loans	(306,532)	(62,285)	(120,125)	(236,213)	0	(355,760)
Debt Charges - suppliers	0	0	(4,729)	0	0	0
Debt Charges - leasing	(7,947)	(165)	(3,280)	(322,999)	0	(1,491)
Charges on shareholders' funds	(42,678)	(142,218)	(8,065)	(24,940)	(138)	0
Monetary Adjustment Loss	(124,373)	(11,056)	(96,879)	(130,545)	0	(32,734)
Exchange Variation Loss	(27,064)	0	(9,754)	(18,357)	0	(23,205)
Fair value adjustment - RBSE loss	0	0	0	0	0	0
Loss on derivatives	0	0	0	0	0	0
Other Financial Expenses	(79,685)	(20,344)	(32,383)	(55,740)	(538)	(175,753)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(335,524)	204,818	(226,400)	320,476	3,388	(498,047)

RESULTS OF EQUITY METHOD INVESTMENTS	3,506	127,823	4,269	35,272	15,878	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	6,052,559	5,469,518	614,167	8,400,941	15,357	(361,373)

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(2,058,713)	(732,323)	(199,089)	(2,089,737)	(1,245)	(14,998)

RESULT BEFORE EQUITY PARTICIPATIONS	3,993,846	4,737,195	415,078	6,311,204	14,112	(376,371)

Minority Participation	(24)	0	1,368	0	0	0
NET INCOME FOR THE PERIOD	3,993,870	4,737,195	416,446	6,311,204	14,112	(376,371)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear
Operating Revenues	6,133,707	4,060,581	1,942,316	4,926,226	168	2,262,462

Electric Energy Supply (sell) - Generation	2,064,922	177,415	1,057,287	3,664,473	0	2,578,304
Electric Energy Supply - Generation	888,340	432,976	0	649,134	0	0
Short Term Electric Energy - Generation	114,544	320,114	24,966	221,267	0	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,035,591	1,850,161	0	25,276	0	0
Revenue from Construction of Plants - Generation	22,725	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,261,439	1,129,380	489,684	492,278	0	0
Revenue from Operation and Maintenance - Transmission	108,932	70,801	157,012	209,287	0	0
Revenue from Construction of Plants - Transmission	1,746,614	847,175	362,498	765,148	0	0
Financial – Return on Investment - Transmission	181,483	124,946	69,465	39,098	0	0

Other Revenues	19,282	15,426	41,165	315,705	168	0

Deductions to Operating Revenues	(1,310,165)	(907,813)	(259,761)	(1,455,440)	0	(315,842)

Operating Costs	(2,718,977)	(1,649,404)	(1,473,583)	(2,357,782)	0	(1,325,853)

Personnel, Supplies and Services	(682,377)	(432,560)	(318,498)	(519,615)	0	(432,175)
Extraordinary Retirement Plan (PAE)	0	0	0	3,909	0	(3,150)
Energy Purchased for Resale	(828,533)	(271,553)	(440,648)	(224,281)	0	0
Charges upon use of eletricity network	(523,876)	(590,963)	(37,425)	(528,810)	0	(135,946)
Construction	(203,524)	(277,087)	(87,798)	(38,759)	0	0
Electric Energy production cost	(270,973)	0	(52,558)	(689,685)	0	(292,743)
Depreciation and Amortization	(209,694)	(69,865)	(155,047)	(373,057)	0	(431,195)
Operating Provisions	0	0	(396,636)	29,332	0	0
Others	0	(7,376)	15,027	(16,816)	0	(30,644)

Operating Expenses	(1,013,200)	(1,289,812)	(613,250)	(930,298)	19,308	(356,943)

Personnel, Supplies and Services	(464,345)	(483,688)	(185,749)	(534,482)	(3,486)	(265,632)
Consensual Dismissal Plan (PDC)	(535)	0	(113)	4,605	0	17,904
Donations and Contributions	(42,001)	(6,326)	(2,390)	(11,492)	0	(914)
Depreciation and Amortization	0	(37,296)	(26,408)	(23,513)	(2)	(23,365)
Operating Provisions	(193,206)	(675,135)	(376,696)	(318,495)	23,327	(13,723)
Others	(313,113)	(87,367)	(21,894)	(46,921)	(531)	(71,213)

PERIODIC TARIFF REVIEW EFFECT	2,104,182	476,529	676,301	971,325	0	0

OPERATING RESULT BEFORE FINANCIAL RESULT	4,505,712	1,597,894	531,784	2,609,471	19,476	579,666

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	33,400	52,551	34,170	72,104	2,736	2,288
Income from Interest, Commission and Fees	20,907	0	0	0	0	0
Additional Interest on Energy	4,186	176,721	0	28,820	0	0
Monetary Adjustment Gain	125,697	43,531	0	81,398	0	1,996
Exchange Variation Gain	17,898	0	0	0	0	3,994
Fair value adjustment - RBSE gain	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	332,902	0	0
Other Financial Income	6,718	11,376	28,245	34,518	2	517,454
Debt Charges - financing and loans	(325,348)	(60,368)	(127,739)	(241,363)	0	(430,663)
Debt Charges - suppliers	0	0	(5,629)	0	0	0
Debt Charges - leasing	(8,638)	(165)	(3,415)	(171,155)	0	(3,080)
Charges on shareholders's funds	(24,039)	(77,294)	(2,414)	(28,029)	0	0
Monetary Adjustment Loss	(17,932)	(2,703)	(17,746)	(128,533)	0	(17,020)
Exchange Variation Loss	(152,701)	0	(223,858)	(170,996)	0	(150,819)
Fair value adjustment - RBSE loss	0	0	0	0	0	0
Losses on derivatives	0	0	0	(276,506)	0	0
Other Financial Expenses	(46,499)	(11,148)	(11,251)	(67,362)	(544)	(105,224)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(366,351)	132,501	(329,637)	(534,202)	2,194	(181,074)

RESULTS OF EQUITY METHOD INVESTMENTS	(183,589)	(21,007)	(35,403)	18,520	12,067	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	3,980,814	1,709,388	166,744	2,093,789	33,737	398,592

Income Tax and Social Contribution and Fiscal Incentives Revenue	(1,582,533)	(599,616)	237,983	(521,438)	0	(184,898)

RESULT BEFORE EQUITY PARTICIPATIONS	2,398,281	1,109,772	404,727	1,572,351	33,737	213,694

Minority Participation	6	0	1,440	0	0	0
NET INCOME FOR THE PERIOD	2,398,275	1,109,772	406,167	1,572,351	33,737	213,694

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	6,052,559	5,469,518	614,167	8,400,941	(361,373)	15,357

Depreciation and Amortization	249,492	79,793	180,359	403,528	486,171	7
Net monetary variations	(37,047)	(259,675)	80,837	25,724	31,656	0
Net exchange variations	16,465	0	9,754	18,357	9,382	0
Financial Charges	331,198	62,450	136,199	584,152	357,251	0
Financial Income - Concession Assets	(2,967,950)	(2,077,140)	(408,582)	(1,286,836)	0	0
Construction Income	(681,269)	(341,008)	(14,683)	(66,096)	0	0
RBSE Income	0	0	(268,070)	0	0	0
Result of equity method investees	(3,506)	(127,823)	(4,269)	(35,272)	0	(15,878)
Operating Provisions	(84,181)	1,008,381	348,155	(763,876)	(5,269)	(19,306)
Provision (reversal) for expected loss in doubtful receivables	0	0	0	0	0	0
Provision (reversal) for contigencies	0	0	0	0	0	0
Provision (reversal) for impairment of long-lived assets	0	0	0	0	0	0
Provision (reversal) for onerous contracts	0	0	0	0	0	0
Provision (reversal) for investment losses	0	0	0	0	0	0
Minor shareholders' share	24	0	0	0	0	0
Charges on resources from shareholders' compensation	0	0	8,065	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(684,564)	0	0
Other adjustments before IR / CS (LAIR)	(2,185,815)	(2,829,419)	(691,664)	(3,496,291)	518,374	0
(Increase) decrease on operating assets/liabilities	416,395	921,941	(409,028)	753,430	(658,051)	17,672

Cash flows from Operating Activities	1,106,365	1,907,018	(418,760)	3,853,197	378,141	(2,148)

Payment of interest	(283,922)	(53,284)	(97,581)	(128,114)	(356,474)	0
Amounts received from allowed annual revenue	274,586	310,782	789,940	298,174	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,875,060	1,958,306	385,553	899,064	0	0
Receipt of interest	0	0	0	0	0	0
Payment of income tax and social contributions	(1,148,112)	(402,171)	(68,206)	(108,991)	(14,999)	0
Payment of refinancing of taxes and contributions - principal	(21,932)	0	0	0	0	0
Receipt of financial asset compensation	99,134	0	0	0	0	2,457
Pension Plan Payments	(72,059)	(152,080)	(2,876)	0	(3,666)	0
Payment of legal provisions	0	(1,614,472)	(107,527)	(516,138)	0	0
Judicial Deposits	(29,559)	2,734	42,041	45,152	1,267	0

Net Cash from (used in) Operating Activities	2,799,561	1,956,833	522,584	4,342,344	4,269	309

Cash Flows from Financing Activities
Loans and financing	1,600,000	36,770	400,000	0	0	0
Payment of Loans and financing - principal	(1,779,897)	(177,014)	(367,984)	(310,745)	(234,500)	0
Payment of Shareholders Remuneration	(1,163,859)	(1,949,037)	(245,149)	(721,617)	0	0
Advances for Future Capital Increase (AFAC)	0	0	(7,681)	0	1,030,000	0
Payment of leasing - IFRS 16	(16,909)	0	(9,307)	(334,732)	(20,030)	0
Others	266	0	0	0	0	0
Net Cash from (used in) Financing Activities	(1,360,399)	(2,089,281)	(230,121)	(1,367,094)	775,470	0

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(225,087)	(86,213)	(69,948)	(75,482)	(916,210)	0
Acquisition of intangible assets	(2,935)	(22,630)	(82,649)	0	(11,816)	0
Capital investment in equity investments	(43,716)	0	(8,463)	0	0	0
Investment for future capital increases	0	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0
Others	(1,303,151)	186,145	(141,359)	(2,950,264)	149,257	0
Net Cash from (used in) investments activities	(1,574,889)	77,302	(302,419)	(3,025,746)	(778,769)	0

Net increase (decrease) in cash and cash equivalents	(135,727)	(55,146)	(9,956)	(50,496)	970	309
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	70,144	9,051	182
Cash and cash equivalents – end of period	141,721	3,402	718	19,648	10,021	491
	(135,727)	(55,146)	(9,956)	(50,496)	970	309

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q21

Financial Information of the Subsidiaries

2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	3,980,814	1,709,388	166,744	2,093,789	398,592	33,737

Depreciation and Amortization	209,694	107,161	181,455	396,570	454,560	2
Net monetary variations	(107,765)	(40,828)	17,746	47,135	15,024	0
Net exchange variations	134,803	0	223,858	170,996	146,825	0
Financial Charges	1,049,208	137,827	139,197	440,547	433,743	0
Financial Income - Concession Assets	(204,208)	(124,946)	(69,465)	(39,098)	0	0
Construction Income	0	0	(151,007)	(445,368)	0	0
RBSE Income	183,589	21,007	35,403	(18,520)	0	(12,067)
Result of equity method investees	(1,746,614)	(847,175)	(211,491)	(319,780)
Operating Provisions	(156,331)	675,134	327,247	155,136	13,723	(23,327)
Provision (reversal) for expected loss in doubtful receivables	0	0	0	0	0	0
Provision (reversal) for contigencies	0	0	0	0	0	0
Provision (reversal) for impairment of long-lived assets	0	0	0	0	0	0
Provision (reversal) for onerous contracts	0	0	0	0	0	0
Provision (reversal) for investment losses	0	0	0	0	0	0
Minor shareholders' share	(5)	0	0	0	0	0
Regulatory remeasurements - Transmission Contracts	(2,104,182)	(476,529)	(676,301)	(971,325)	0	0
Charges on resources from shareholders	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(56,396)	0	0
Other adjustments before IR / CS (LAIR)	(386,445)	(794,020)	243,577	(129,458)	(144,637)	373
(Increase) decrease on operating assets/liabilities	282,513	158,400	(97,172)	(403,000)	(701,574)	39

Cash flows from Operating Activities	1,135,071	525,419	129,791	921,228	616,256	(1,243)

Payment of interest	(726,961)	(23,862)	(98,166)	(191,324)	(339,618)	0
Amounts received from allowed annual revenue	212,510	194,755	164,048	180,935	0	0
Receipt of Financial Asset Indemnities (RBSE)	2,775,194	1,729,303	347,967	905,768	0	0
Receipt of interest	18,993	0	0	0	0	0
Payment of income tax and social contribution	(1,276,743)	(487,438)	(110,836)	(107,353)	(181,950)	0
Payment of refinancing of taxes and contributions - principal	(16,095)	0	0	0	0	0
Receipt of financial asset compensation	83,858	0	3,975	6,675	0	1,408
Pension Plan Payments	(67,096)	(121,037)	(3,990)	0	(3,399)	0
Payment of legal provisions	0	(38,477)	0	(32,420)	0	0
Judicial Deposits	(22,786)	41,651	(79,966)	17,599	5,818	0

Net Cash provided by Operating Activities	2,115,945	1,820,314	352,823	1,701,108	97,107	165

Financing Activities
Loans and financing	1,358,167	48,551	0	1,000,000	0	0
Payment of Loans and financing - principal	(1,727,361)	(119,387)	(267,051)	(1,332,055)	(158,772)	0
Payment of Shareholders Remuneration	(1,164,637)	(1,252,820)	(113,190)	(700,549)	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,339	0	532,349	0
Payment of leasing - IFRS 16	(16,140)	0	0	0	0	0
Others	40	74,663	25,341	134,572	0	0
Net Cash provided by Financing Activities	(1,549,931)	(1,248,993)	(223,561)	(898,032)	373,577	0

Investment Activities

Loans and Financing - Payment	0	0	0	(100,000)	0	0
Loans and Financing - Receipt	2,914	0	0	100,000	0	0
Acquisition of fixed assets	(287,812)	(156,262)	(20,919)	(43,240)	(334,112)	0
Acquisition of intangible assets	(4,653)	(17,255)	(438)	(5,754)	(8,041)	0
Capital investment in equity investments	(35,588)	0	(9,981)	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0
Others	(198,236)	(405,230)	(85,498)	(851,744)	(122,801)	0
Net Cash from investments activities	(523,375)	(584,747)	(116,836)	(900,738)	(464,954)	0

Net increase (decrease) in cash and cash equivalents	42,639	(13,426)	12,426	(97,662)	5,730	165
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23
Cash and cash equivalents – end of period	115,246	104,575	26,407	(93,564)	14,436	188
	42,639	(13,426)	12,426	(97,662)	5,730	165

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

FURNAS
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

In 3Q21, the Company announced a result 19.3% higher than in 3Q20, going from a profit of R$ 2,260 million in 3Q20 to a profit of R$ 2,696 million in 3Q21, mainly due to the factors described below.

Operating Revenue - Generation and Transmission Companies

Net Operating Revenue presented, in 3Q21, an increase of 49.4% compared to 3Q20, going from R$ 2,184 million in 3Q20 to R$ 3,263 million in 3Q21. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Generation	1,529,547	1,332,054	14.8
Energy supply to distribution companies	804,085	578,332	39.0	The variation is mainly due to:
(i) greater quantity traded in the ACL (Free Market) supply for the period, due to business opportunity, (1,928 GWh in 2021 against 1,608 GWh in 2020), which added to the 9% increase in the average price of traded energy, represented an increase of R$ 96 million;
(ii) price readjustment of ACR (Regulated Market) contracts by the IPCA, around R$ 10 million;
				(iii) Larger generation dispatch from the Santa Cruz Plant, of 321,756 MWh, due to the water crisis. In 3Q20, dispatch was 1,202 MWh, representing an increase of R$118 million.
Supply	313,811	298,774	5.0	The variation is mainly due to: (i) readjustment in unit prices of supply contracts, linked to HPP Itumbiara (Law 13,182) of approx. 4.5%; and (ii) variation in ICMS levy.
Short Term Market (CCEE)	16,671	76,726	-78.3	The variation is mainly due to: (i) a decrease in the GSF (Generation Scaling Factor) of approximately 15% (66% in the period in 2020 and 51% in 2021), resulting in a lower amount of available energy and, consequently, lower positive exposure, although there was an increase in the PLD (Differences Settlement Price) (2020: R$ 91.68 / 2021: R$ 581.71).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	381,234	374,668	1.8	The variation is mainly due to: (i) annual RAG (Annual Generation Revenue) readjustment of around 3%, which reflects an increase of R$ 10 million, pursuant to Aneel Ratifying Resolution No. 2902/2021; (ii) entry of the Jaguari plant in Jan/21, temporarily operated by Furnas, representing an increase in revenue of R$3 million, without comparison in 2020; and (iii) lower CFURH and, consequently, PIS/COFINS by around R$ 6 million.
Generation Construction Income	13,746	3,554	286.8	The variation is mainly due to: (i) being based on the investment made, therefore it is not comparable with past periods.
The main variations that occurred in the plants were:
  (a) Marimbondo in the amount of R$5.07 million (3Q20 = R$1.50 million and in 3Q21 = R$6.58 million);
  (b) LCB Carvalho in the amount of R$ 1.97 million (3Q20 = R$ 241 thousand and in 3Q21 = R$ 2.21 million);
  (c) Furnas in the amount of R$1.55 million (3Q20 = R$862 thousand and in 3Q21 = R$2.42 million);
  (d) Porto Colombia in the amount of R$ 926 thousand (3Q20 = R$ 452 thousand and in 3Q21 = R$ 1.38 million);
  (e) Corumbá in the amount of R$ 421 thousand (3Q20 = R$ 115 thousand and in 3Q21 = R$ 536 thousand); and
				(f) Funil in the amount of R$ 244 thousand (3Q20 = R$ 379 thousand and in 3Q21 = R$ 623 thousand).
Transmission	2,158,565	1,317,748	63.8
O&M Income - Renewed lines - Transmission	494,261	528,449	-6.5	The variation is mainly due to: (i) redistribution between the construction pricing and the operation and maintenance pricing, in the amount of approximately R$ 44 million, due to the new estimations of the evolution of the execution of transmission projects in course and ANEEL authorizations, carried out in the period, of RAPs (Annual Allowed Revenue) for completed transmission projects.
O&M Income - Transmission	53,857	49,406	9.0	The variation is mainly due to: (i) change in tariff cycles, based on current regulations and which brought about 9% readjustments in the Transmition Companies' RAPs (Annual Allowed Revenue).
Transmission Construction Income	569,728	67,077	749.4	The variation is mainly due to: (i) new estimations of the execution of ongoing transmission projects and ANEEL authorizations, carried out in the period, of RAPs (Annual Allowed Revenue) for completed transmission projects, of approximately R$500 million.
Income from Return of Investment in Transmission	1,040,719	672,816	54.7	The variation is mainly due to: (i) the increase in the accumulated IPCA variation in 3Q21 (2.38%) compared to 2020 (0.86%); and (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to the reprofiling and additional consideration of KE in RAPs (Annual Allowed Revenue) related to RBSE (Basic Network of the Existing System).
Other Income	8,576	6,217	37.9	The variation is mainly due to: (i) an increase in the provision of communication services provided by FURNAS in the amount of R$1.92 million, and the main customers were Eletrobras Participações and Telecomunicações Brasileiras.
				In addition, there was (ii) the receipt of revenue from 'Leusado Derivados de Petróleo Ltda' in the amount of R$ 826 thousand, as a guarantee of Compliance with the Contract Term.
Deductions to the Operating Revenue	-434,151	-471,735	-8.0	The variation is mainly due to: (i) reduction in the following items: (i) PIS/COFINS in the amount of R$18.47 million and (ii) CFURH R$15.97 million.
ROL	3,262,537	2,184,284	49.4

Operating Costs and Expenses
Operating costs and expenses decreased by 47.7% in 3Q21 compared to 3Q20, going from R$1,440 million in 3Q20 to R$735 million in 3Q21, according to the reasons listed below:

PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-281,077	-236,232	19.0	The variation is mainly due to:
(i) 2.4% readjustment referring to the ACT 20/22 (Collective Labor Agreement), SGD (Performance Management System) salary progression/merit (1% of the payroll) and Annual Salary Adjustment with the impact of the 102 hired in 2019 (due to an agreement made with third parties), totaling an increase of BRL 20 million, with these increases distributed in:
  (a) Social Security - employees (R$7.1 million);
  (b) Salaries (R$4 million);
  (c) Contribution to Fundação Real Grandeza - maintainer and administrator of the CD Plan (R$3.7 million);
  (d) Contributions to the FGTS (R$2.1 million);
  (e) Additional for Length of Service (R$1.4 million); and
  (f) Vacation Bonus (R$1.7 million).

(ii) impact of 6.76% provision for ACT 2021, retroactive to May, bringing an increase of R$16 million in the quarter, being R$5.9 related to May to June and non-recurring in 3Q21;
(iii) Labor claims of R$1.6 million; and
				(iv) increase of Christmas bonus of R$ 6 million, referring to advances requested by employees.
Supplies	-13,223	-4,212	213.9	The variation is mainly due to: (i) an increase in the miscellaneous materials account, in the amount of R$7 million, mainly due to the resumption of maintenance; and (ii) an increase in the Fuel and Lubricants account, in the amount of R$1.3 million, referring to the car fleet.
Services	-137,158	-174,560	-21.4	The variation is mainly due to: (i) reduction in contracted labor, R$ 64.5 million, given that in 2020 there was payment of contract termination.
				On the other hand, there was an increase in: (ii) Accredited Dental Hospital Medical care by R$9.8 million; (iii) Infrastructure Sharing in R$ 8 million referring to reimbursement of CSC Global Coordination Costs from October/2019 to March/2020; and (iv) Contractors in R$2.5 million.
Other	-74,571	-83,417	-10.6
Donations and Contributions	-8,459	-19,493	-56.6	The variation is mainly due to the following reasons: (i) in 3Q20, there was the launch of R$8.7 million related to the Social Action with tax incentive - COVID; and (ii) R$ 3 million referring to 2 installments of the Statutory Contribution to Cepel, while in 3Q20 3 installments were paid.
Other Operating Expenses	-66,112	-63,924	3.4	The variation is mainly due to: (i) the increase in the Bank Guarantee account, in the amount of R$17.8 million; and (ii) reduction in the Indemnities, Losses and Damages account, in the amount of R$14.96 million.
TOTAL PMSO	-506,029	-498,421	1.5

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Operating Costs R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Energy Purchased for Resale	129,268	-205,532	-162.9	The variation is mainly due to: (i) the positive effect of the renegotiation of the Hydrological Risk, in the amount of R$864 million, recorded as recovery of expenses arising from Aneel's resolution No. 2,932 of 09/14/2021 which ratified the term for extending the concession of the hydroelectric power plants.
				For Furnas, were extended: HPP Furnas (in 33 days), HPP Luis Carlos Barreto (in 34 days), HPP Porto Colombia (in 34 days), HPP Corumbá I (in 34 days), HPP Marimbondo (in 37 days) and Funil HPP (in 37 days). On the other hand, there were: (ii) price adjustments for contracts in force of approximately R$53 million in the period; (iii) 31% increase in the IGPM in the period; and (iv) energy purchases, in order to avoid negative exposure in the MCP (short term market), taking advantage of the discount existing in short-term bilateral operations, as well as the tax benefit against settlement at the CCEE (Brazilian Electric Energy Trading Chamber) of approximately R$527 million in 3Q21.
Charges upon use of electricity network	-191,184	-191,485	-0.2	The variation is mainly due to the following reasons: (i) In the 3Q21, the meeting of accounting accounts on the payment of EUST (Charges for the Use of the Transmission System) due by our own plants had its value decreased by about 20% in relation to the total EUST paid by Furnas; this was due to a sum of factors such as the reprofiling of the indemnity portion of RBSE (Basic Network of the Existing System) and a larger Variable Portion in this month of 2021 to be paid by the Furnas Transmission area;
				(ii) The consequence was a decrease of more than 2% in transmission charges for that month compared to the same month in 2020, with an increase of 3% as a result of the tariff readjustment for the 2021-2022 cycle.
Construction Expense	-76,831	-70,369	9.2	The variation is mainly due to: (i) the amount being based on the variations occurred in the investments of the generation and transmission contracts in the period; (ii) Generation construction expenses in 3Q20 totaled R$ 3.55 million and in 3Q21 the amount was R$ 13.75 million; (iii) In the transmission, the value referring to contract 062/01, in 2020, was negative R$ 63.44 million and in 2021 it was negative R$ 61.42 million. (iv) In other contracts, the values for 2020 and 2021 totaled R$ -3.37 million and R$ -1.66 million, respectively.
Fuel	-180,798	-42,305	327.4	The variation is mainly due to: (i) updates to the contractual parameters related to the fuel price, in particular Natural Gas Herny Hub; and (ii) higher thermal generation in Santa Cruz, with 321,756 MWh in 3Q21, against 1,202 MWh in 3Q20.
Depreciation and Amortization	-108,872	-68,962	57.9	The variation is mainly due to: (i) unitization of Fortim so that Aneel recognizes it and the depreciation begins. Launch of 15 months of depreciation in 3Q21 totaling R$43 million, R$8.6 of which recurring in the quarter.
TOTAL OPERATING COSTS	-428,417	-578,653	-26.0

Operating Provisions R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
181,311	-362,707	-150.0	The composition of provisions in 3Q21 is mainly due to:
(i) Contingencies: Reversal of R$ 12.98 million, with emphasis on:
   (a) constitution of R$14 million for Contingency - Labor;
   (b) reversal of R$53.7 million to Contingency - Civil, with emphasis on CAEF (Furnas and Eletronuclear Employee Assistance Fund);
   (c) constitution of R$2.6 million for Contingency - Tax;
   (d) constitution of R$3.4 million for Contingency - Environmental and land; and
   (e) constitution of R$21 million for Contingency - Regulatory, highlighting the adjustment of values of various lawsuits by R$13 million and change in the risk classification of two ANEEL Notices of Violation by R$6 million;
(ii) Onerous contracts, R$93.7 million were set up due to the result of UHE Funil;
(iii) Impairment: reversal of 264.8 million referring to the TPP Santa Cruz and UHE Batalha; and
				(iv) PCLD (Allowance for Doubtul Accounts): Constitution of R$ 10 million due to the increase in the IGPM1 (index of the CELG renegotiation contract).

Regulatory Remeasurement - Transmission - R$ thousand	3Q21	3Q20	Variation (%)
1,364,564	2,104,182	35.1	The variation is mainly due to the following reasons: (i) in 3Q20, the effects of the Tariff Review on concession 057/2001 were recognized, pursuant to ANEEL Resolution REH 2716/2020. The increase in the amount receivable from RAP (Annual Allowed Revenue) is related to the recalculation of the RBSE (Basic Network of the Existing System) due to the revision of the BRR (Regulatory Remuneration Basis), WACC adjustments and monetary restatement and the renegotiation of the KE portion.
(ii) In 3Q21 refers to the remeasurement of the concession assets referring to RBSE. The remeasurement was mainly due to the following:
   a) reprofiling of the RBSE financial component. The decision caused a reduction in the payment curve of the amounts related to the periodic review of the RAP associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027 cycle /2028, preserving, however, the remuneration for the cost of equity (Ke) for RBSE; and
				b) complementary recognition of the cost of equity (Ke). In 2020, ANEEL ratified only the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. In cycle 2021/2022, in response to a request from the Transmition Companies, ANEEL recognized, in addition to the correction by the IPCA, the remuneration of this amount by Ke'.

Financial Income R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Financial Income	85,035	58,940	44.3
Income from financial investments	23,836	8,050	196.1	The variation is mainly due to: (i) increase in the income of Banco do Brasil S.A of R$15 million; (ii) an increase in linked fund yields of R$ 1.4 million.
				On the other hand, there was (iii) a reduction in the earnings of Caixa Econômica Federal by R$1.7 million.
Income - financing and loans	7,080	8,125	-12.9	The variation is mainly due to: (i) lower variation in IGPM1, 2.06% in 3Q21 and 6.67% in 3Q20 index used in amounts receivable from CELG in the 3rd quarter of 2021 compared to the same period 2020.
Additional interest on energy	1,090	618	76.4	The variation is mainly due to: (i) increase in revenue from Brazilian Electric Energy Trading Chamber (CCEE), settlement of the Short-Term Market of approximately R$ 469 thousand.
Monetary adjustment gain	38,393	36,116	6.3	The variation is mainly due to: (i) monetary adjustment gains on judicial deposits of approximately R$8 million; and (ii) lower variation in the IGPM1 as explained in the financing and loan revenue.
Exchange variation gain	8,638	3,019	186.1	The variation is mainly due to: (i) positive variation in the rate of foreign currency, which mainly impacted the energy customer account in dollars. (2021: from R$ 5.0022 to R$ 5.4394 and in 2020: from R$ 5.4760 to R$5.6407). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Income	5,998	3,012	99.1	The variation is mainly due to: (i) Fines - Supply of Materials 'WEG Equipamentos Elétricos AS' in R$ 1.2 million; (ii) Fines - unilateral contractual termination of Cachoeira Paulista Transmissora de Energia in R$ 745 thousand.
Financial Expenses	-276,755	-162,533	70.3
Debt Charges - Financing and Loans	-121,577	-95,341	27.5	The variation is mainly due to: (i) the raising of 4 new loan contracts in August 2021, causing debt charges to increase approximately R$19 million compared to 3Q20. The total amount obtained was R$1.6 billion; and (ii) an increase in the provision of approximately R$8 million on loan charges from SPE Brasil Ventos.
Leasing charges	-2,594	-2,811	-7.7	The variation is mainly due to: (i) lower adjustment to present value on leasing in the period, with no relevant variation.
Charges on shareholders' compensation	-27,126	-4,028	573.4	The variation is mainly due to: (i) the launch of an additional interest on the 2019 dividends as follows: ELETROBRAS: + R$19,413,663.94; and Minority shareholders: + R$ 85,797.63
Monetary adjustment loss	-45,376	-26,467	71.4	The variation is mainly due to: (i) higher positive variation in loan payable indexes, mainly Eletrobras and Debentures.
   (a) Eletrobras (IPCA-EBRAS - 3Q21: 221.304 to 226.656 or 2.42% and 3Q20: 202.347 to 205.362 or 1.49%).
				(b) Debentures (DIPCA - 3Q21: 1,079.22185 for 1,108,77345 or 2.74% and 3Q20: 997,22070 for 1,007,04119 or 0.98%).
Exchange variation loss	-36,835	-17,805	106.9	The variation is mainly due to: (i) higher positive variation in the foreign currency exchange rate. In 3Q21: from 5.0022 to 5.4394 and in 2020: from 5.4760 to 5.6407. Currently, 7% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-43,247	-16,081	168.9	The variation is mainly due to: (i) Moratorium Fine on Payment of IRRF (R$15.3 million) referring to the operation of use of JCP (interest on own capital) credit, on the basis of IR and CS; and (ii) IOF on Loans R$9.3 million.
Financial Result	-191,720	-103,593	85.1

Equity R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Equity	252,041	-40,749	718.5	The Companies that had the greatest impact on the quarterly variation were:
(i) Positive impacts on the 3Q20 x 3Q21 monthly result:
   (a) Madeira Energia S.A. (R$ 97.15 million) due to the Financial Result, which had a relevant deterioration with the increase in financial expenses resulting from monetary restatements, financing (IPCA) and UBP (public asset use fund) (IGPM);
   (b) Chapecoense Geração S.A. (R$57.85 million) due to the positive variation arising from the reduction in energy purchases; and
   (c) Goiás Transmissão (R$38.89 million) due to the positive variation resulting from the increase resulting from the tariff review, which increased the RAP (Annual Allowed Revenue) by 17%.

(ii) Negative impacts on the 3Q20 x 3Q21 monthly result:
   (d) Enerpeixe S.A. (R$ 6.77 million);
   (e) São Manoel Energy Company (R$ 4.80 million); and
				(f) Retiro Baixo Energia S.A. (R$1.35 million).

Income Tax and CSLL R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	-129,619	-527,632	-75.4	The variation is mainly due to the following reasons: (i) accounting adjustments of the transmission asset (RAP and Financial Revenue), especially RBSE (Basic Network of the Existing System). In 2021 there was an increase in the tax base (LAIR - Income before income tax and social contribution), which did not happen for the same period of Sep/2020, but there were greater exclusions than additions, which led to a lower IRPJ and CSLL calculation base than in the period of 2020.
Deferred IR and CSLL	-1,108,560	83,775	1,423.3	The variation is mainly due to the following reasons: (i) Financial Revenue from Contract Assets, mainly RBSE (Basic Network of the Existing System). It is worth mentioning that, between January and November 2020, Accounting still did not reflect the RBNI (Basic Network of New Installations) assets and Other Contracts in the calculation of Deferred Liabilities. Additionally, in September there was a substantial increase in Transmission and Generation Revenues due to the Review of the RAP Cycle and the Hydrological Risk - GSF, causing an increase in LAIR (Income before income tax and social contribution), with the amounts of these operations being deferred.
Non-controlling Shareholders	-8	-7	-14.3	Variation with little impact on the result.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

CHESF

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

In 3Q21, the Company announced a result 1,126% higher than in 3Q20, from a profit of R$296 million in 3Q20 to a profit of R$3,634 million in 3Q21, mainly due to the factors described below.
Operating Revenue

Net Operating Revenue presented in 3Q21 an increase of 79.7% compared to 3Q20, from R$1,197 million in 3Q20 to R$2,151 million in 3Q21. Note that the variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Generation	1,028,401	990,352	3.8
Energy supply to distribution companies	65,571	60,424	8.5	The variation is mainly due to: (i) increase of R$ 14.6 million (20 average MW) in 3Q21, compared to the same period of the previous year, due to new contracts without a basis for comparison in 3Q20 ; (ii) reduction of R$8.9 million related to the classification of revenue from CER's in the Pindaí Complex as revenue in the CCEE (Brazilian Electric Energy Trading Chamber); and (iii) start of commercial operation of WPP Casa Nova A.
Supply	177,639	147,260	20.6	The variation is mainly due to: (i) increase of 42 average MW in the consumption of industrial customers, achieved by Law 13,182/2015 in 3Q21, compared to the same period of the previous year, influenced by the gradual resumption of activities of an industrial consumer.
Short Term Market (CCEE)	92,193	118,054	-21.9	The variation is mainly due to: (i) increase in the contracted amount of 112 average MW in Energy supply to distribution companies/supply;
				(ii) reduction in the average GSF from 65.97% (3Q20) to 51.38% (3Q21).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	692,998	664,614	4.3	The variation is mainly due to: (i) annual readjustment of the RAG (Annual Generation Revenue) of approximately 6.5%, pursuant to Ratifying Resolution No. 2902/2021 (cycle 2021-2022); On the other hand, there was (ii) a 34.15% reduction in CFURH in 3Q21 compared to 3Q20 (about R$15 million).
Transmission	1,440,029	560,260	157.0
O&M Income - Renewed lines - Transmission	356,155	499,441	-28.7	The variation is mainly due to the following reason: (i) The variation presented for the renewed contract is related to the increase in the portion of RAP (Annual Allowed Revenue) treated as a contractual asset during the compared periods. With the increase in RAP associated with CTT 061/2001, there was a proportional increase in the rectifying account of the RAP billed. Given the facts, as the item is a product of the difference between the billed revenue account and the account where the reversal is made (revenues treated as contractual assets), there is a reducing effect on the group in question. Conversely, there is a 17% increase in the amortization of the balance of contractual assets under contract 061/2001.
O&M Income - Transmission	49,180	38,429	28.0	The variation is mainly due to the following reasons: (i) the publication of REH Aneel 2,895/21, which includes, among other aspects, the 18% readjustment of the 21/22 cycle (already discounted the inflationary effects between the periods); Additionally, (ii) the effects of the tariff review of concession contracts 006/2009, 007/2005, 017/2009 and 018/2009; and (iii) the recognition of RAP (Annual Allowed Revenue) of non-revenue reinforcements arising from the entry into commercial operation of projects between the compared periods and improvements included by Aneel for the 2021/2022 cycle.
Transmission Construction Income	201,116	22,390	798.2	The variation is mainly due to: (i) being directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress, with emphasis on the achievements in the renewed contract, whose amount exceeds by more than 80% of investments in the quarter.
Income from Return of Investment in Transmission	833,578	0	-	The variation is mainly due to the following reasons: (i) increase in the accumulated IPCA variation in 3Q21 (2.38%) compared to 2020 (0.86%); (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to reprofiling, complementary consideration of KE in RAPs (Annual Allowed Revenue) related to RBSE (Basic Network of the Existing System) and completion of the inspection of the valuation report of the Regulatory Remuneration Basis - BRR of the Contract No. 061/2001. However, it is worth noting that in 3Q20, there was a reclassification between the values of the transmission revenue items, in the amount of R$ 477 million, to adjust the accounting classification occurred in 2Q20, because this amount refers to the regulatory remeasurement and it can be found on a separate line from the transmission revenue.
Other Incomes	13,601	5,438	150.1	The variation is mainly due to: (i) increase in rent revenues of R$7.5 million; and (ii) an increase in revenue from engineering services of R$0.8 million.
Deductions to the Operating Revenue	-331,115	-358,954	-7.8	The variation is mainly due to: (i) the R$36.2 million reduction in PIS/COFINS due to write-offs and losses; (ii) R$15.9 million reduction in CFURH; and (iii) R$2.4 million reduction in R&D/TFSE;
				On the other hand, there was: (iv) an increase in RGR (Reversal Global Reserve) of R$7.3 million; (v) increase in PROINFA by R$5.2 million; (vi) increase in ICMS by R$9 million; (vii) increase in the CDE (Energy Development Account) by R$ 6 million.
ROL	2,150,916	1,197,096	79.7
Operating Costs and Expenses
Operating Expenses and Costs in 3Q21 presented a reduction of 1.3% compared to 3Q20, from R$1,174 million in 3Q20 to R$1,159 million in 3Q21, showing the variations listed below:

PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-196,598	-224,067	-12.3	The variation is mainly due to: (i) the increase in the cost of interest due to the actuarial liability of the CD and BD benefit plans R$ 30.6 million due to the adequacy of the base occurred in 2020 and the impact of the IGPM ;
(ii) increase of approximately R$ 23.6 million, due to a 2.4% readjustment pursuant to ACT (Collective Labor Agreement) 2020/2022, these increases being distributed mainly in:
  (a) Salaries - (R$12.1 million);
  (b) Social Security - employees (R$4.7 million);
  (c) Contributions to the FGTS - (R$1.3 million);
  (d) Additional for Length of Service - (R$ 3.2 million); and
  (e) Vacation Bonus - (R$2.3 million);

(iii) impact of the provision for ACT 2020/2022 of 6.76% and retroactive to May 2020, bringing an increase of R$ 21 million in the quarter, with R$ 8.6 million referring to the months of May to June and not recurring in 3Q21;
				On the other hand, there was: (iv) PLR (Profit Sharing) reversal of R$ 62.0 million due to the payment of the PLR in September 2021; and (v) higher allocation of investment activities by R$26.1 million in the period, with the amount recorded in 3Q21 of R$44.7 million, against R$18.6 million in 3Q20.
Supplies	-7,154	-9,987	-28.4	The variation is mainly due to: (i) R$1.8 million reduction in expenses with medical and hospital supplies; (ii) reduction in expenses with safety and health materials at work, R$200 thousand; (iii) smaller reductions in miscellaneous accounts of R$800 thousand.
Services	-69,790	-66,573	4.8	The variation is mainly due to: (i) increase in cleaning and maintenance services for properties and facilities of R$9.8 million, in part, due to the return to the office after the period of remote activities in the previous year; (ii) increase in expenses with cleaning and maintenance of access roads of R$2.8 million; (iii) increase in expenses with operation, maintenance and installation services of R$7.4 million, arising from the hiring of Operation and Maintenance (O&M) of the Pindaí and Casa Nova A wind farms, incorporation of new facilities and the outsourcing of O&M activities of remotely assisted installations.
				On the other hand, there was a reduction in: (iv) expenses with administrative technical services of R$10.5 million; (v) expenses with hired labor of R$5.3 million; and (vi) a reduction in surveillance expenses of R$0.9 million.
Other	-38,455	-59,607	-35.5
Donations and Contributions	-1,755.0	-2,053.0	-14.5	No relevant variation.
Other Operating Expenses	-36,700	-57,554	-36.2	The variation is mainly due to: (i) reduction in expenses with indemnities, losses and damages of R$37.3 million related to the registration of losses with customers;
				On the other hand, there was: (ii) an increase in insurance expenses of R$8.1 related to the appropriation of insurance expenses; and (iii) reduction in expense recoveries of R$7.9 million, due to the lower amount recovered from "INSS cooperative" reimbursed to the Company in 3Q20.
TOTAL PMSO	-311,997	-360,234	-13.4

Operating Costs - R$ Thousand	3Q21	3Q20	Variation (%)
Energy Purchased for Resale	-254,077	-89,543	183.7	The variation is mainly due to: (i) payment in July/2021 of the amounts accumulated since July/2015 (R$ 378 million), referring to the GSF injunction within the scope of the CCEE (Brazilian Electric Energy Trading Chamber), affecting the result for the quarter and without basis of comparison in the same period of 2020. (ii) This effect was reduced with the recognition of the intangible asset arising from the extension of the term due to the renegotiation of the hydrological risk, in the amount of R$291 million, recorded as recovery of expenses arising from the resolution nº 2.932 of 09/14/2021 which ratified the term for extending the concession of the Hydroelectric Power Plants. For Chesf, were extended HPP Boa Esperança (in 122 days), HPP Complexo Paulo Afonso (in 120 days), HPP Curemas (in 446 days), HPP Funil (in 44 days), HPP Luiz Gonzaga (126 days), HPP Sobradinho (2,555 days) and Xingó (126 days); and
				(iii) the effect of changes in purchase contracts entered into between the compared periods impacted the quarter by R$78 million.
Charges for the Use of the Electricity Grid	-219,549	-215,075	2.1	The variation is mainly due to: (i) readjustment of approximately 2.8% of the TUST (Tariff for the Use of the Transmission System), determined by ANEEL Ratifying Resolution 2896/2021 (2021-2022 cycle).
Construction Expense	-219,927	-117,091	87.8	The variation is mainly due to: (i) being directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress.
Depreciation and Amortization	-22,844	-35,248	-35.2	The variation is mainly due to: (i) the increase in O&M revenue, also due to the publication of REH Aneel 2,895/21, which resulted in a reduction in amortizations. (ii) With regard to depreciation, fixed assets that reach their entire regulatory useful life do not generate depreciation quotas, resulting in a reduction in this type of expense.
TOTAL OPERATING COSTS	-716,397	-456,957	56.8

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Operating Provisions	3Q21	3Q20	Variation (%)	Analysis
Operating Provisions	-130,279	-356,574	-63.5	The provisions are made up as follows:
(i) provision for PCLD (Allowance for Doubtul Accounts) of R$ 6 million in 2021;
(ii) constitution of the K Factor of R$13 million due to the correction of the process, partly by the IGPM;
(iii) constitution of GAG Improvement of R$14 million;
(iv) other civil/tax/labor provisions R$657 million due to risk reclassification and update of processes, with emphasis on the K Factor, in the amount of R$233 million.

Partially offset by:(v) reversal of the provision for GSF lawsuit in the amount of R$369 million in 2021, against a provision in the amount of R$79 million in 3Q20, due to adherence to the hydrological risk renegotiation pursuant to Law 14,052/202;
(vi) impairment reversal of R$210 million, highlighting Casa Nova A and Pindaí, with the impairment test of the following GUs: Casa Nova A (+R$35 million); Casa Nova II (+R$49 million); Casa Nova III (+R$26 million) and Pindaí Complex (+R$100 million);
				(vii) reversal of onerous contract of R$33 million related to the Jirau commercialization contract.

Regulatory Remeasurement - Transmission - R$ thousand	3Q21	3Q20	Variation (%)
2,942,521	476,529	517.5	The variation is mainly due to the following reasons: (i) in 3Q20, the effects of the Tariff Review on concession 057/2001 were recognized, pursuant to ANEEL Resolution REH 2716/2020. The increase in the amount receivable from RAP (Annual Allowed Revenue) is related to the recalculation of the RBSE due to the revision of the BRR (Regulatory Remuneration Basis), WACC adjustments and monetary restatement and the renegotiation of the KE portion.
(ii) In 3Q21 refers to the remeasurement of the concession assets referring to RBSE (Basic Network of the Existing System) . The remeasurement was mainly due to the following:
   a) reprofiling of the RBSE financial component. The decision caused a reduction in the payment curve of the amounts related to the periodic review of the RAP associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027 cycle /2028, preserving, however, the remuneration for the cost of equity (Ke) for RBSE;
   b) complementary recognition of the cost of equity (Ke). In 2020, ANEEL ratified only the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. In cycle 2021/2022, in response to a request from the Transmition Companies, ANEEL recognized, in addition to the correction by the IPCA, the remuneration of this amount by the Ke'; and
				c) completion of the inspection of the appraisal report of the Regulatory Remuneration Basis – BRR of Chesf's Contract No. 061/2001. With this, the definitive values of the Periodic Review of the 2018/2023 cycle of the Allowed Annual Revenue - RAP were approved, through the publication of Ratifying Resolution No. 2935/2021.

Financial Result - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Financial Income	277,300	121,427	128.4
Income from financial investments	16,836	8,513	97.8	The variation is mainly due to: (i) investments in extra-market funds, backed basically by government bonds, which have fixed income marked to market value.
Additional interest on energy	4,186	86,442	-95.2	The variation is mainly due to: (i) registration in 3Q20, without comparison in 3Q21, of the following events: (a) interest on the debt of Rio Doce Manganês in the amount of R$33.4 million; (b) interest on the debt with Ligas do Brasil in the amount of R$34.7 million; (c) interest on Energisa Sergipe's debt in the amount of R$10.8 million; and (d) interest on the debt of Equatorial Alagoas in the amount of R$3.8 million.
				(ii) In June/2021, the Company recognized losses of these customers, thus failing to record the update of the balance of long-term overdue invoices.
Monetary adjustment gain	242,593	19,692	1,131.9	The variation is mainly due to: (i) registration of restatement of judicial deposits in the amount of R$ 230 million, arising from the new methodology adopted with the implementation of the new legal solution system.
Other Financial Income	13,685	6,780	101.8	The variation is mainly due to: (i) registration of reimbursement of fines for delays in the provision of services in the amount of R$5.3 million, which did not occur in 3Q20.
Financial Expenses	-33,072	-27,179	21.7
Debt Charges - Financing and Loans	-21,116	-19,662	7.4	The variation is mainly due to the following reason: (i) the end of the suspension of payment of interest and principal, pursuant to BACEN Resolution No. 4,782 of 03/16/2020.
Leasing charges	-55	-55	0.0	Variation with little impact on financial result.
Charges on shareholders' compensation	0	-3,069	-100.0	The variation is mainly due to: (i) recording of interest on shareholder remuneration (dividends payable) in 3Q20 and arising from the SELIC variation, which did not occur in 3Q21.
Monetary adjustment loss	-3,997	-1,815	120.2	The variation is mainly due to: (i) monetary restatement of the debentures between the compared dates.
Other Financial Expenses	-7,904	-2,578	206.6	The variation is mainly due to: (i) fine on tax assessment notices, R$2.8 million; (ii) fines/payment interest R$0.7 million; (iii) fine on taxes in the amount of R$0.3 million; and (iv) increase in the correction of R&D balances not applied R$1.5 million.
Financial Result	244,228	94,248	-159.1

Equity - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Equity	82,548	771	10,606.6	The variation is mainly due to:
(i) an improvement in the result announced by SPEs IE Madeira of R$ 13.9 million, mainly due to the increase in ROL (Net operating revenue) due to the variation in the IPCA;
(ii) an improvement in the result of IE Garanhuns by R$6.3 million, mainly due to the increase in ROL (Net operating revenue) due to the change in the rate of return on investment and IPCA;
(iii) an improvement in the result of Norte Energia by R$31.5 million, mainly due to the extension of the concession term under the GSF agreement (319 days);
(iv) an improvement in the negative result of the SPE ESBR of R$9.1 million, mainly due to the extension of the concession period under the GSF agreement (754 days);
(v) an improvement in the result of SPE EAPSA by R$13.9 million, mainly due to the extension of the concession period under the GSF agreement (2,148 days);
(vi) improvement in the result of SPE STN in the amount of R$10.0 million, due to the increase in NOR due to the change in the rate of return on investment;
				On the other hand, there was (vii) a negative variation in the result of SPE SINOP of R$ 2.6 million, mainly due to the increase in debt charges.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	233,277	-428,433	-154.4	The variation is mainly due to the following reason: (i) the accumulated result in 2021 presented tax loss and negative basis. This is mainly due to the write-off of the GSF in July, causing a loss recognition of around R$1.8 billion.
Deferred IR and CSLL	-690,484	-65,645	951.8	The variation was mainly due to: (i) recognition of the RBSE (Basic Network of the Existing System) tariff review (2018); and (ii) recognition of intangible assets (extension of concessions caused by the GSF), both in September 2021.
Tax Incentives	-170,496	195,596	-187.2	The variation is mainly due to the following reason: (i) the recognition of the write-off of the GSF, causing a tax loss and, consequently, there is no recognition of incentive for the period.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Result Analysis

In 3Q21, the Company announced a result 246% higher than in 3Q20, changing from a profit of R$1,117 million in 3Q20 to a profit of R$3,867 million in 3Q21, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue presented a 28.2% increase in 3Q21 compared to 3Q20, from R$ 2,096 million in 3Q20 to R$ 2,687 million in 3Q21. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Generation	2,449,390	1,922,098	27.4
Energy supply to distribution companies	1,945,814	1,661,366	17.1	The variation is mainly due to:
(i) 30% increase in ACL (Free Market) sales revenue, R$176 million, from HPPs Tucuruí and Samuel (R$589 million in 3Q20 XR$765 million in 3Q21), as a result of the 83% increase in the sale price (R$ $107/MWh in 3Q20 XR$ 196/MWh in 3Q21), which offset the 36% reduction in the amount of energy sold (2,490 MWmed in 3Q20 X 1,765 MWavg in 3Q21);
(ii) ACR's (Regulated Market) sales revenue at HPP Tucuruí decreased by 91% (R$25 million in 3Q20 versus R$2 million in 3Q21), caused by the end of the 18th Auction products, which were sold at R$175 /MWh, and beginning of the 23rd auction's billing at a price of R$167.31/MWh, which reduced energy sold by 91%, 66MWavg in 3Q20 X 6MWavg in 3Q21;

				(iii) In relation to AMAZONAS GT, incorporated by ELETRONORTE, in Jul/21, there was an increase of 13% in revenue, due to: (a) an average increase of 14% in Contractual Prices linked to the IGPM, which, in terms of energy, had a positive variation of 2% in total; and (b) an increase in TPPs in the Interior caused by the annual price readjustment through the IPCA index.
Supply	392,614	219,174	79.1	The variation is mainly due to:
(i) variation in Albras' sales of R$ 162 million due to the update of the base price and the variations in the parameters, defined in the contract, used to calculate the sales price: Aluminum price, Dollar and sector charges, as follows:
      (a) the adjustment by the IGP-M of 32% of the base price, from R$134.77/MWh to R$177.92/MWh, generated an increase of R$76 million;
      (b) the 50% increase in average aluminum prices (US$1,677 in 3Q20 vs. US$2,517 in 3Q21), led to an increase of R$111 million;
      (c) the 3% drop in the average exchange rate for the dollar (R$5.38/US$ in 3Q20 vs. R$5.23/US$ in 3Q21), which resulted in a decrease of R$4 million;
      (d) the increase in the limit of charges to be reimbursed by 32% and the 49% increase in charges paid by Albras, generated a drop in revenue of R$20 million.
				(ii) variation of R$ 11 million due to the seasonality of other sales contracts at HPP Tucuruí.
Short Term Market (CCEE)	101,364	33,083	206.4	The variation is mainly due to: (i) increase of 435% in the average PLD (Differences Settlement Price) in the period (R$92/MWh in 3Q20 X R$490/MWh in 3Q21); and (ii) a 23% drop in energy sold in bilateral contracts, 4,200MWavg in 3Q20 versus 3,404 in 3Q21.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	9,598	8,475	13.3	The variation is mainly due to: (i) 15% readjustment, which took place in July 2021, of the RAG (Annual Generation Revenue) of HPP Coaracy Nunes.
Transmission	733,242	653,256	12.2
O&M Income - Renewed lines - Transmission	176,769	219,457	-19.5	The variation is mainly due to: (i) a reduction of R$39 million in allowable revenue, mainly impacted by the lower Adjustment and Advancement Portion. In addition, there was (ii) a reduction in revenue due to the increase of R$4 million in the portion allocated to the amortization of assets as a result of the remeasurement caused by the publication of REH nº. 2,959/21.
O&M Income - Transmission	113,207	96,703	17.1	The variation is mainly due to: (i) increase of R$22.6 million in billed revenue. Mainly impacted by Cycle Readjustment/Revision (reduced by higher PV and lower PA compared to 2020); Of the 12 contracts auctioned, 6 were readjusted with the IPCA of the 8.09% cycle, and two underwent tariff review: CC 009/2010 and CC 004/2021 with a positive readjustment of 17.88% and 16.89% respectively. The others had a correction slightly higher than the inflation of the cycle by new RAP (Annual Allowed Revenue) installments for authorized reinforcements without prior establishment of revenue.
				(ii) decrease of R$6.1 million in O&M Revenue, as a result of the difference between "Billed Revenue" and "Amortization". Amortization had a monthly increase of around R$ 2 million.
Transmission Construction Income	4,804	39,304	-87.8	The variation is mainly due to: (i) adjustment of contractual asset of contract 058/2001 (-R$ 22.6 million) in 3Q21, mainly due to the new estimations of the execution of the transmission projects in progress.
Income from Return of Investment in Transmission	438,462	297,792	47.2	The variation is mainly due to: (i) the increase in the accumulated IPCA variation in 3Q21 (2.38%) compared to 2020 (0.86%); and (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to the reprofiling and additional consideration of KE in RAPs (Annual Allowed Revenue) related to RBSE (Basic Network of the Existing System).
Other Income	137,817	107,983	27.6	The variation is mainly due to: (i) increase in the following accounts: (a) R$11.3 million in CDE (Energy Development Account); (b) R$10 million in Proinfa; (c) R$4.6 million in Leases and Rents; (d) R$2.5 million in multimedia communication services; and (e) R$1.4 million in engineering services.
Deductions to the Operating Revenue	-633,110	-587,207	7.8	The variation is mainly due to:
(i) increase of R$77.8 million in the following accounts: (a) R$41.7 million in RGR Fund (Reversal Global Reserve); (b) R$18.3 million in ICMS, due to the increase in production; (c) R$9.1 million in Proinfa; (d) R$7 million in CDE (Energy Development Account); and (e) R$1.8 million in R&D.
				On the other hand, there was: (ii) a reduction of R$46.8 million in the following accounts: (f) R$45 million in PIS/PASEP/COFINS, as a result of the non-taxation of energy traded within the Manaus free zone; (g) R$1.3 million in CFURH; (h) BRL 500 thousand in TFSEE.
ROL	2,687,339	2,096,130	28.2

Operating Costs and Expenses
Operating expenses and costs presented, in 3Q21, a reduction of 232% compared to 3Q20, from a negative amount of R$1,488 million in 3Q20 to a positive amount of R$1,971 million in 3Q21. The variations of each expense account are detailed below:

PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-291,877	-283,730	2.9	The variation is mainly due to:
(i) impact of the ACT (Collective Labor Agreement) 2020/2022 provision of 6.76% and retroactive to May 2021, bringing an increase of BRL 41.6 million in the quarter, with BRL 16.6 million referring to the period from May to June and non-recurring from 3Q21. Highlighting the items:
   (a) Salaries of R$18.6 million;
   (b) Christmas Bonus at R$3.8 million;
   (c) Vacations (with bonus and allowance) in the amount of R$11.2 million; and
   (d) social security in R$6.1 million.
(ii) Co-participation with health plan, of R$4.6 million, since in 2020 the amount was launched in third-party services. In addition, co-participation entries are not linear as they are made according to the plan's charge, causing deviations when comparing periods.

These factors were partially offset by:
(iii) Reversal of Profit Sharing-PLR (reducing account), of R$ 13.8 million referring to Amazonas GT given that after the merger, the provisioned amounts had to be reversed;
(iv) reduction in Salaries and contract termination's charges occurred in 2021 by R$12.4 million;
(v) Social contributions of R$8.4 million, as there were expenses with SESI and SENAI for the miscellaneous social contribution account in 3Q20, therefore, with no counterpart in 2021; and
				(vi) Vacation, of R$6.3 million, due to the mandatory vacation, caused by the pandemic, from May to August 2020, without counterpart in 2021.
Supplies	-12,369	-22,987	-46.2	The variation is mainly due to: (i) reduction in operational maintenance materials - direct acquisition, of BRL 10.5 million, impacted by the accounting reclassification of material that would be used for R&D project that, by strategic decision from the company, is no longer treated as an R&D project and is now treated as an internal cost. In this sense, the material initially considered as an expense was reclassified to the inventory account, under assets.
Payments, when purchasing the materials, were made in December 2016, December 2017, April 2020 and April 2021.

Covid/19: there was no reduction due to the pandemic.
				OBZ (Zero-Based Budget): There was no reduction due to OBZ.
Services	-80,706	-96,004	-15.9	The variation is mainly due to:

(i) Reduction of the following expenses:

   (a) Maintenance of operating assets, in the amount of R$4.2 million, due to a punctual plant maintenance service in 2020, with no counterpart in 2021;
   (b) Maintenance of the Right of Way and Access Roads, in the amount of R$3.9 million, due to the sale of the transmission part of AmGT and the seasonality of the transmission line vegetation clearing service - cleaning of the roadway that took place in Eletronorte;
   (c) Medical, hospital and dental care, of R$ 3.6 million, since the account is no longer being used in 2021
   (d) Electricity consumption of R$2.8 million due to the pandemic;
   (e) Contracted administrative labor, of R$2.2 million;
   (f) Rental of sundry vehicles, in the amount of R$2.1 million;
   (g) Studies and projects, of R$1.6 million.

(ii) On the other hand, there was an increase in expenses with:

   (a) driver services, of R$5.6 million, due to the resumption of activities that were suspended in 2020 due to the pandemic.

				OBZ (Zero-Based Budget): In terms of OBZ, there is an annual goal of the "reduction of vehicle idleness" initiative of R$ 0.79 million, and so far the reduction is R$ 1.9 million, impacted by the incorporation of AmGT and by the pooling regime. There is also an initiative to reduce the cost of cutting and pruning, which annual target is R$4.5 million, with a reduction of R$4.1 million so far.
Consensual Dismissal Plan/PAE (Provision)	0	10,461	100.0	The variation is mainly due to: (i) reversal of the indemnity incentive expense referring to the contract termination plan that took place in 2020, of R$ 10.4 million, with no counterpart in 2021.
Other	-58,993	-34,723	69.9
Donations and Contributions	-1,512	-8,295	-81.8	The variation is mainly due to: (i) reduction in the expense of contribution to CEPEL, of R$ 5.3 million, since there was no contribution higher than the percentage established in Law No. 9.991/2000, which is of 0.4% of net operating revenue; and (ii) R$1.4 million reduction in the expense of donations and non-restricted contributions - COVID, as there was no payment of these contributions in 2021.
Other Operating Expenses	-57,481	-26,428	117.5	The variation is mainly due to: (i) reclassification of recovery of expenses (reducing account) related to PIS and COFINS credit activations, which generated an increase of R$16.7 million. In 2020, PIS and COFINS credit activations were recorded in the group of other operating expenses (R$ 16.7 million), as a reduction account, while, in 2021, they moved to the expense recovery group - subsidy received ( R$73.9 million).
(ii) Furthermore, there was an increase in the following expenses:
   (a) rental of generator sets, of R$5.7 million, since the expense was recorded in the fuel group in 3Q20, and was reclassified to the group of other operating expenses in 2021. In general terms, the variation in expense with the rental of generator groups between the periods was negative by R$1.2 million;
   (b) facilities, equipment and inventory insurance, in the amount of R$4.5 million;
   (c) operation and maintenance cost of R$3.9 million.

				In terms of OBZ (Zero-Based Budget), there was a reduction of R$ 0.15 million in property rental, with an annual target of R$ 0.77 million, due to the negotiation of property rental values.
TOTAL PMSO	-443,945	-426,983	4.0

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Operating Costs - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Energy Purchased for Resale	2,761,409	-191,773	-1,539.9	The variation is mainly due to:
(i) positive effect of the renegotiation of the hydrological risk, in the amount of R$ 3,029.39 million, recorded as recovery of expenses arising from resolution 2,932 of 09/14/2021 which ratified the term for extending the concession of the hydroelectric plants. For Eletronorte, was extended: HPP Curuá-Una 2,313 days, HPP Samuel 1,042 days, and HPP Tucuruí: 518 days. This effect was partially offset by:
(ii) the increase in the costs of the purchase contracts of AMAZONAS G, incorporated in July/21, by R$ 11 million resulting from the contractual readjustment of the PIEs (Independent Power Producers) based on the IGPM, which in Nov/20, which presented an accumulated increase of 23, 14%;
(iii) 435% increase in PLD (Differences Settlement Price), R$92/MWh in 3Q20 X R$490/MWh in 3Q21; and
				(iv) worsening of GSF by 22% (66% in 3Q20 vs. 51% in 3Q21).
Charges upon use of electricity network	-207,464	-185,654	11.7	The variation is mainly due to: (i) annual increase in charges for the use of the electricity transmission network, which is readjusted considering the variation of the IPCA index. Overall, the EUST (Charges for the Use of the Transmission System) had an average increase of 11.5%, while the EUSD (Charges for the Use of the Distribution System) was around 17.5%.
The main Aneel Resolutions that ratified the readjustments are:
   a) ReH 2,958/2021, ReH 2,748/2020 and ReH 2,586/2019 for the Tucuruí and Samuel plants and TPP Mauá 3; and
				b) ReH 2.920/2021, ReH 2.750/2020 and ReH 2.566/2019 for the Curuá-Una plant.
Construction Expense	-40,646	-33,777	20.3	The variation is justified by the same factors (i) and (ii) of Transmission Construction Revenue, excluding the effect of the margin.
Fuel	-616,830	-567,385	8.7	The variation is mainly due to:
(i) increase of R$100.1 million, due to the 10.15% annual readjustment in the Natural Gas Price, which are indexed to the IGPM and IPCA, and the average increase of 11.45% in energy generation, highlighting the TPPs Aparecida and Mauá 3, which had an energy increase of 28% and 21%, respectively, which contributed to an average increase of 16% in the Contract's natural gas consumption, as these plants began operating in 3Q21 in a more continuous way and at full load, following an order from the ONS (National Electricity System Operator) due to the water crisis that is causing the low in the SIN (National Interconnected System) HPP reservoirs;
(ii) reduction of R$ 64.6 million in ancillary expenses with Ship or Pay and Take or Pay, due to the increase in natural gas consumption;
(iii) an increase of R$20.1 million related to the reversal of ICMS on sales of energy produced by TPP Mauá 03, due to the plant's self-consumption of natural gas. The reversal occurs because the sale is outside the state of AM and exempt from ICMS.
				(iv) reduction of R$6.2 million related to the rental of a generator set recorded in 3Q20 and reclassified in 3Q21.
(-) Expenses recovery - Grant received	306,092	195,844	56.3	The variation is mainly due to: (i) the 10.15% annual readjustment of the Natural Gas Price, which is indexed to the IGPM and IPCA; and (ii) the increase in the consumption of natural gas at the TPPs Aparecida and Mauá 3 , equivalent to 33% and 24%, respectively, with these plants being the only beneficiaries of the CCC (Fuel Consumption Account) Reimbursement of the natural gas consumed.
Depreciation and Amortization	-120,773	-143,947	-16.1	The variation is mainly due to: (i) being related to differences in the asset base over the past few years.
TOTAL OPERATING COSTS	2,081,788	-926,692	-324.6

Operating Provisions - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
333,333	-134,027	-348.7	The constitution of a provision reversal in 3Q21 is due to:
(i) Reversal of Provision, referring to:
   (a) R$104 million referring to civil contingencies, with emphasis on the reversal of R$101.4 million referring to the court settlement of the El Paso Rio Negro Energia Ltda process;
   (b) R$98.8 million impairment - HPP Samuel, impacted by the improvement in the result: (a.1) extension of the concession period, due to the renegotiation of the Hydrological Risk; (a.2) better selling price of ACL (Free Market) contracts and higher PLD (Differences Settlement Price); and (a.3) decrease in the discount rate calculated by Eletrobras;
   (c) R$88.4 million in Onerous Contract - HPP Coaracy Nunes;
   (d) BRL 28.8 million in Others, with emphasis on the reversal of BRL 52.5 million, related to the right to reimbursement resulting from the inspection and monthly reprocessing of the CCC (Fuel Consumption Account) in the period from July 2009 to June 2016, paid to Eletronorte the lowest in the amount of R$ 116 million, updated by the IPCA of August/2021;
   (e) R$12.4 million in investment losses - NBTE; and
				(f) R$4.2 million of PCLD - (Allowance for Doubtul Accounts).

Regulatory Remeasurement - Transmission - R$ thousand	3Q21	3Q20	Variation (%)
312,819	971,325	-67.8	The variation is mainly due to the following reasons: (i) in 3Q20, the effects of the Tariff Review on concession 057/2001 were recognized, pursuant to ANEEL Resolution REH 2716/2020. The increase in the amount receivable from RAP (Annual Allowed Revenue) is related to the recalculation of the RBSE (Basic Network of the Existing System) due to the revision of the BRR (Regulatory Remuneration Basis), WACC adjustments and monetary restatement and the renegotiation of the KE portion.
(ii) In 3Q21 refers to the remeasurement of the concession assets referring to RBSE. The remeasurement was mainly due to the following:
   a) reprofiling of the RBSE financial component. The decision caused a reduction in the payment curve of the amounts related to the periodic review of the RAP associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027 cycle /2028, preserving, however, the remuneration for the cost of equity (Ke) for RBSE; and
				b) complementary recognition of the cost of equity (Ke). In 2020, ANEEL ratified only the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. In cycle 2021/2022, in response to a request from the Transmition Companies, ANEEL recognized, in addition to the correction by the IPCA, the remuneration of this amount by Ke'.

Financial Income - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Financial Income	435,523	242,256	79.8
Income from financial investments	33,591	24,181	38.9	The variation is mainly due to: (i) the increase in the profitability of investments (3Q21: 0.69% vs 3Q20: 0.38%); and (ii) an increase in the average balance of financial investments of R$ 2.5 billion (3Q21: R$ 3.4 billion vs 3Q20: R$ 0.9 billion).
Additional interest on energy	57,166	8,381	582.1	The variation is mainly due to: (i) an increase of R$23 million in interest income on late payments, due to late payment by Eletronorte customers; (ii) an increase of R$7.9 million in revenue from late payment, compensatory and sanctioning fines; and (iii) R$18 million from the 2020 quarter were reclassified and are being considered in the Other Financial Income account.
Monetary adjustment gain	16,454	28,188	-41.6	The variation is mainly due to: (i) a reduction of R$15 million in the Monetary variation other credits/others (PIS, PASEP) account; (ii) reduction of R$4.5 million in Cofins; and (iii) an increase of R$9.5 million due to delays in receiving invoices.
Gains on derivatives	247,136	163,847	50.8	The variation is mainly due to: (i) asset pricing as provided for in the energy sale agreement with Albras. The contract provides for a sale price of energy plus payment of a premium, which varies according to the price of aluminum on the London Metal Exchange (LME), quoted in dollars.
				Observing net (gains and losses with derivatives), the positive variation is mainly due to the appreciation of the aluminum price in the period, which was around 50%.
Other Financial Income	81,176	17,659	359.7	The variation is mainly due to: (i) monetary restatement according to Technical Note 195/2021 SFF-SFG-SRG/ANEEL which establishes payment of the CCC (Fuel Consumption Account) account to Eletronorte due to lower historical payments, in the amount of R$ 66 millions. Aneel recognized R$106 million, of which R$52 million was already provisioned and was reversed.
Financial Expenses	-303,554	-254,773	19.1
Debt Charges - Financing and Loans	-100,431	-76,910	30.6	The variation is mainly due to: (i) expenses with debentures of R$35 million that did not exist in 2020; (ii) 5.0 million reduction in debt charges with Eletrobras; and (iii) reduction of 2.3 million with interest on various financing.
Leasing charges	-106,722	-84,801	25.8	The variation is mainly due to: (i) increase in the balance resulted of the Lease Agreements accounting (IFRS 16). Highlighting the PIEs (Independent Power Producers) incorporated from AmGT and the new lease agreement for Eletronorte's headquarters.
Charges on shareholders' compensation	-8,374	-3,658	128.9	The variation is due to: (i) increase in the SELIC rate in the period, which in 3Q20 was 0.52%, while in 3Q21 it was 1.25%.
Monetary adjustment loss	-39,483	-39,164	0.8	The variation is mainly due to: (i) increase in expenses with the updating of dividend reserves by R$14.3 million; (ii) R$12.4 million reduction in expenses with monetary restatement on contingencies; and (iii) R$6.1 million reduction in expenses with the updating of obligations with the Parent Company.
Exchange variation loss	-34,738	-21,858	58.9	The variation is exclusively due to the correction of financing contracts indexed to the Dollar and Yen.
Other Financial Expenses	-13,806	-28,382	-51.4	The variation is mainly due to: (i) a reduction of R$ 15.9 million, due to the payment in 3Q20 of fines arising from the Notices of Violation AI 0024/2020 - SFE, in the amount of R$ 8, 6 million, and AI 0028/2020 - SFE, in the amount of R$5.2 million, partially offset by (ii) an increase of R$1.2 million with monetary restatement of R&D.
Financial Result	131,969	-12,517	1,154.3

Equity - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Equity	25,654	5,040	409.0	The Companies that had the greatest impact on the quarterly variation were:
(i) Positive impacts:
    (a) NESA: variation of R$41 million, mainly due to the effects of REH nº 2932/2021 ANEEL, which ratified the extension term of the HPPs participating in the MRE (Energy Reallocation Mechanism). NESA had its concession extended by 319 days; and
    (b) EAPSA: variation of R$13 million, mainly due to the readjustment of contracts in the ACR (Regulated Market) and reduction in the purchase of energy for resale. The impact of the renegotiation of the hydrological risk REH nº 2932/2021 ANEEL was also registered, which ratified the extension period of the HPPs participating in the MRE. EAPSA had its concession extended by 2,147 days.
(i) Negative impacts:
    (c) NBTE: negative variation of R$18 million. The SPE went through the sale process completed in the 3rd quarter of 2021, however the result for the quarter is impacted since it compares the result of the SPE with the same period in 2020 when the SPE was part of the Eletronorte portfolio;
    (d) TNE: negative variation of R$14 million due to the reclassification of the accounting balance; and
				(e) SINOP: the negative variation of R$3.6 million was mainly impacted by the need to purchase energy to recompose backing and the increase in financial expenses due to the increase in the TJLP.
Other Operating Income/Expenses

Income Tax and CSLL - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	-240,194	-253,412	-5.2	The variation is mainly due to the following reasons: (i) earnings before taxes in 3Q21 grew R$3.9 billion (512%) compared to the same period in 2020; (ii) additions in 3Q21 surpassed 3Q20 by R$127 million (12%), essentially influenced by the R$494 million increase in (Allowance for Doubtul Accounts);
				However, (iii) exclusions in 3Q21 were R$4.3 billion higher than in 3Q20, mainly due to the exclusion of the GSF result. Thus, (iv) the Taxable Income, after compensation, in 3Q21 was R$ 855 million against R$ 676 million in 3Q20, a variation of 26%.
Deferred IR and CSLL	-1,244,549	-355,911	249.7	The variation is mainly due to the following reasons: (i) increase in deferred charges up to Sep/21, of R$ 248 million (470%) on write-offs and reversals of provisions, mainly due to reversals of civil provisions and PCLD (Allowance for Doubtul Accounts); and (ii) accounting of deferred charges on the result of the extension of grants at the Curua-Uná, Samuel and Tucuruí plants in the amount of R$ 1 billion, in September/2021 (non-recurring fact).
Revenue from Tax Incentives	222,786	154,410	44.3	The variation is mainly due to the following reasons: (i) Net income before IRPJ, the starting point for exploration profit, in 3Q21, had a positive variation of 512% in relation to 3Q20, ie, going from R$775 million to R$4.7 billion; (ii) Unlike taxable income, the GSF result was not excluded from the calculation of exploration profit, which contributed to the increase in the tax incentive in September/2021 (non-recurring fact).

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

CGT ELETROSUL

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, from 4Q20 on, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Regarding 3Q20, specifically in the case of Eletrosul, the effects of the official letter are just for management purposes as it is a company that has become extinct since its incorporation into the former CGTEE.

Result Analysis

In 3Q21, the Company announced a result 38% lower than in 3Q20, changing from a profit of R$ 238 million in 3Q20 to a profit of R$ 147 million in 3Q21, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue presented an increase of 14.4% in 3Q21 compared to 3Q20, from R$ 646 million in 3Q20 to R$ 739 million in 3Q21. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Generation	419,026	333,879	25.5
Energy supply to distribution companies	402,592	320,128	25.8	The variation is mainly due to: (i) the increase of R$31.5 million in ACR (Regulated Market) revenue and R$51 million in ACL (Free Market) revenue; (ii) In 3Q21, ACR revenue was positively impacted by the 6.4% readjustment in prices, which added R$14.8 million in revenue, the effect of which was mitigated by the reduction in the quantity sold, from 435 MWm in 3Q20 to 433 MWm in 3Q21, reducing revenue by R$1.4 million in 3Q21; (iii) In 3Q20, there was a provision for inflexibility at TPP Candiota III in the amount of R$45.7 million, due to the shutdown of the Plant, which did not repeat in 3Q21, which reduced revenue in 3Q20; and (v) In ACL, the increase in revenue was R$51 million and is explained by the +30% variation in the average sales price, representing an increase of R$41 million in revenue compared to 3Q20; and an increase of 19 average MW in energy sold, resulting in an increase of R$ 10 million in 3Q21; partially offset by (iv) a reduction in revenue of R$26.5 million, due to the increase in reimbursement for the unavailability of TPP Candiota III in 3Q21 compared to 3Q20.
Short Term Market (CCEE)	16,434	13,751	19.5	The variation is mainly due to: (i) the 535% increase in the PLD (Differences Settlement Price) (from R$92/MWh in 3Q20 to R$582/MWh in 3Q21); (ii) reduction of 41 MWavg in liquidated energy (from 60 MWm in 3Q20 to 19 MWm in 3Q21); and (iii) other variations caused by other effects of market accounting.
Transmission	387,393	385,032	0.6
O&M Income - Renewed lines - Transmission	130,952	144,630	-9.5	The variation is mainly due to the following reasons: (i) The prepayment apportionment was R$10.6 million lower in 3Q21 compared to 3Q20; (ii) Increase in revenue of R$ 5.7 million referring to the readjustment of authorized reinforcements and improvements, according to REH 2,895/2021, which established the RAP (Annual Allowed Revenue) for the 2021/2022 cycle; offset by (iii) a reduction of approximately 53% in the O&M RAP related to MP 579/2012, converted into Law 12,783/2013, which will occur gradually in 1/5 per cycle, during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process. This revision is retroactive to the cycle started in July/2018, a fact that generated the requirement to return part of the RAP received, through the Adjustment Portion - PA. The decrease in the RAP of the Basic Network due to the tariff review was R$ 27.6 million in the quarter of the comparison. Excluding the recovery amount of R$20.1 million, through the adjustment portion, it would result in a reduction of R$7.5 million in total.
O&M Income - Transmission	69,805	63,798	9.4	The variation is mainly due to the following reasons: (i) the effects of the readjustment of the RAP (Annual Allowed Revenue) for the 2021/2022 cycle, with emphasis on the 010/2005 contract, which was corrected by the accumulated IGPM of 37.04%, generating an increase in R$16.1 million in the compared period; offset by (ii) a R$6.5 million decrease in revenue due to the apportionment of anticipation (-R$4.7 million) and the Calculation Adjustment Portion (-R$1.8 million); and (iii) a drop in revenue due to the end of the similar concession related to 'Conversora de Uruguaiana' / MME Ordinance 624/2014 (-R$ 1.7 million).
Transmission Construction Income	-33,537	21,420	-256.6	The variation is mainly due to: (i) new estimations of the execution of transmission projects in progress.
Income from Return of Investment in Transmission	220,173	155,184	41.9	The variation is mainly due to: (i) increase in the accumulated IPCA variation in the 3Q21 (2.38%) compared to third quarter of 2020 (0.86%); and (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to the reprofiling and additional consideration of KE in RAPs (Annual Allowed Revenue) related to RBSE (Basic Network of the Existing System).
Other Income	19,635	12,476	57.4	The variation is mainly due to: (i) higher billing of telecom services and operation and maintenance of R$ 2.5 million, becausee in 3Q20 there was a delay in the regularization/update of registration data of the new company CGT Eletrosul; (ii) increase in revenue from Engineering and Studies Services of R$3.7 million, due to the provision of extraordinary services that took place this year; and (iii) increase in ash sales from TPP Candiota III by R$0.9 million, because the TPP was under maintenance in 3Q20.
Deductions to the Operating Revenue	-86,721	-84,972	2.1	The variation is mainly due to: (i) 12% reduction in regulatory revenue from transmission resulting from the RBSE (Basic Network of the Existing System) reprofiling, partially offset by the improvement in generation revenue, leading PIS and COFINS to present a 6% reduction in 3Q21 compared to 3Q20; (ii) reversal carried out in 3Q20 but retroactive to Jan/20 of the RGR referring to the Candiota III Plant (R$7.8 million). (iii) more R$1.9 million in Proinfa and CDE (Energy Development Account) in 3Q21 compared to the same period of the previous year. CGT Eletrosul only transfers the tax due per system user, receiving the same amount via RAP (Annual Allowed Revenue).
ROL	739,333	646,415	14.4

Operating Costs and Expenses

Operating expenses and costs presented a 24.8% reduction in 3Q21 compared to 3Q20, from R$877 million in 3Q20 to R$660 million in 3Q21, showing the variations listed below:
	-659,583	-876,659	-24.76
PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-129,175	-101,429	27.4	The variation is mainly due to the following reasons:
(i) impact of ACT (Collective Labor Agreement) 2020 (with a 2.4% readjustment) in 3Q21 of R$ 5.7 million (merit and level advancement system), since the ACT 2020 readjustment was applied only in Dec/20;
(ii) the impact of the ACT 2021 provision of 6.76% and retroactive to May, bringing an increase of R$ 17.7 million in the quarter, of which R$ 3.4 million referring to the months of May to June and non-recurring 3Q21. Distributed among the items:
   (a) Salary (R$7.5 million);
   (b) Christmas Bonus (R$1.1 million);
   (c) Vacations (R$3.6 million);
   (d) Social Security (R$3.3 million);
   (e) Supplementary Pension (R$1.2 million); and
   (f) FGTS (R$971 thousand).
				(iii) write-off in 3Q20 of migrations of double balances that occurred in Jan/20 in the amount of R$ 4.4 million arising from the Eletrosul merger process, which was also a non-recurring amount in 3Q20 but which contributed to reduce expenses of the 3Q20.
Supplies	-18,087	-13,234	36.7	The variation is mainly due to the following reasons: (i) In 3Q20, TPP Candiota III was out of operation and this resulted in the stoppage of the use of quicklime and other materials associated with the operation of the Plant, which represent about 90% of Company material expenses. However, even in 3Q20, R$ 10.5 million of virgin lime were booked late, referring to consumption in the previous quarter. In 3Q21, the Average Generation of TPP Candiota III was 267.35 MW average and the expense with virgin lime from that plant was R$ 18.8 million in the quarter, so, considering only the lime variation was R$ 8. 3 million higher than in 3Q20, offset by (ii) PIS/COFINS credits which in 3Q21 were R$ 4.7 million higher than in 3Q20, given the non-consumption of materials and production inputs due to the plant's paralyzed in 3Q20, which mitigated the variation observed in item (i).
Services	-49,047	-35,982	36.3	The variation is mainly due to: (i) increase in operational maintenance services of R$6.3 million, with emphasis on: (a) execution of georeferencing services for generation and transmission assets in the amount of R$ 1.1 million; (b) resumption of operational maintenance activities that were contingent in 3Q20 due to the restrictions of the COVID-19 pandemic; and (c) full operation of TPP Candiota III; (ii) increase in expenses with consulting and audits of R$5.4 million for hiring technical expertise for arbitration proceedings; (iii) increase in IT Services of R$0.7 million; and (iv) increase in building conservation services of R$0.72 million in the quarter due to the return of employees to the office. In 3Q20, given the effects of the pandemic and the home office system, there had been savings of R$0.3 million.
Other	-13,882	31,574	144.0
Donations and Contributions	-876	-1,414	-38.0	The variation is mainly due to the following reasons: (i) in 3Q20, donations were made against COVID in the amount of R$ 1 million; and (ii) in 3Q21, R$0.6 million in contributions to CEPEL were recorded, while in 3Q20 contributions of this nature were not recorded in the result, given the availability at that time, R&D balances were used to pay CEPEL.
Other Operating Expenses	-13,006	32,988	139.4	The variation is mainly due to the following reasons: (i) recovery of expenses which amounted to R$43.6 million in 3Q20 against R$8.8 million in 3Q21. In 2020, the main recoveries were the reversal of R$15.8 million in RGR (Reversal Global Reserve) from the Candiota Plant referring to 2019 and which were overpaid in 2019. The recovery took place in 2020 after the result of a claim with Aneel and R$21.3 million related to a lawsuit (Law 9,718/98 PIS/COFINS calculation). In 2021, the recovery mainly refers to disallowances of invoices referring to 2016 services in the amount of R$4.9 million.
				(ii) reversal of bargain purchase recorded in 2Q21 referring to the acquisition process of SPE Fronteira Oeste Transmisora de Energia of R$7.5 million, in addition to an additional record of loss related to the same process in the amount of R$5.7 million, totaling R$ 13.2 million in 3Q21, given that the analysis made of the business combination was provisionally recorded in 2Q21, as allowed by CPC 15 and as mentioned in this Annex II of 2Q21.
TOTAL PMSO	-210,191	-119,071	76.5

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Operating Costs R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Energy Purchased for Resale	-71,918	-156,264	-54.0	The variation is mainly due to: (i) 5.2% increase in the average acquisition price, increasing the cost by R$8.9 million; (ii) an average 28 MW reduction in the quantity purchased (from 373 MWavg in 3Q20 to 345 MWavg in 3Q21), causing a R$13.4 million decrease in cost; (iii) positive variation of energy purchased in the MCP (Short-term market) and tax and financial effects of the PIS/COFINS discount in the order of R$2.1 million; and (iv) in 3Q21 there were effects of an accounting provision related to the renegotiation of the hydrological risk, in the amount of R$ 81.6 million, based on ANEEL Ratifying Resolutions 2919/2021 and 2932/2021, which extended the term of the HPP Governador Jayme Canet Júnior (Former Mauá) in 1789 days; HPP Passo São João in 1740 days; HPP São Domingos in 610 days; SHP Barra do Rio Chapéu in 1461 days; and SHP João Borges in 1362 days.
Charges upon use of electricity network	-14,944	-12,988	15.1	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Ratifying Resolution No. 2,896/2021 (cycle 2021/22) with an average increase in basic network charges of 12.5 % from Jul/21; and (ii) readjustment of tariffs for the use of the distribution system with specific dates for each distribution company.
Construction Expense	-40,742	-38,533	5.7	The variation is mainly due to: (i) volume of investments in transmission projects, which presented a significant increase in 3Q21 (R$49.3 million) compared to 3Q20 (R$37.4 million), linked to the authorizing resolutions of Aneel and to the improvements to the existing system, being built by the company in the compared period.
Fuel	-53,991	-8,439	539.8	The variation is mainly due to: (i) in 3Q20, TPP Candiota did not operate, as it was under maintenance from June/20 to Nov/20, and the amount realized was to adjustments referring to 2Q20; and (ii) in 3Q21 the TPP's average generation was 267.35 average MW.
(-) Expenses recovery - Grant received	12,947	-31,527	141.1	The variation is mainly due to: (i) in 3Q20, there was a reversal of reimbursement right, in the amount of R$ 31.9 million, in September/2020, due to Order No. 2616/2020/ANEEL that updated the amounts of historical fuel stock at the TPP and, therefore, it was understood that during 2020 the reimbursement would be in the proportion that has been carried out so far and not 100% of the fuel as previously expected by the company; (ii) in 3Q21, the reimbursement occurred as expected according to the Candiota Plant operation.
Depreciation and Amortization	-59,861	-63,752	-6.1	Variation is mainly due to: (i) amortization of assets between periods, reducing the amount to be depreciated.
TOTAL Custos Operacionais	-228,509	-311,503	-26.6

Operating Provisions R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
-220,883	-446,085	-50.5	The composition of provisions in 3Q21 is mainly due to:
(i) Contingencies: Constitution of R$ 100.8 million with emphasis on:
   (a) constitution of R$81.8 million for Contingency - Labor;
   (b) constitution of R$20.2 million for Contingency - Tax;
(ii) Onerous contracts: reversal of R$3.2 million;
(iii) Impairment: provision of R$ 276 million referring to the recognition of impairment of TPP Candiota III, mainly due to the revision in the expectation of recomposition of the physical guarantee of this plant. On the other hand, there were reversals of impairments in several generation assets, mainly resulting from the better expected energy prices, in the amount of R$156.6 million;
				(iv) GAG Improvement: constitution of R$3.6 million.

Regulatory Remeasurement - Transmission - R$ thousand	3Q21	3Q20	Variation (%)
238,840	676,301	-64.7	The variation is mainly due to the following reasons: (i) in 3Q20, the effects of the Tariff Review on concession 057/2001 were recognized, pursuant to ANEEL Resolution REH 2716/2020. The increase in the amount receivable from RAP (Annual Allowed Revenue) is related to the recalculation of the RBSE (Basic Network of the Existing System) due to the revision of the BRR (Regulatory Remuneration Basis), WACC adjustments and monetary restatement and the renegotiation of the KE portion.
(ii) In 3Q21 refers to the remeasurement of the concession assets referring to RBSE. The remeasurement was mainly due to the following:
   a) reprofiling of the RBSE financial component. The decision caused a reduction in the payment curve of the amounts related to the periodic review of the RAP associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027 cycle /2028, preserving, however, the remuneration for the cost of equity (Ke) for RBSE; and
				b) complementary recognition of the cost of equity (Ke). In 2020, ANEEL ratified only the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. In cycle 2021/2022, in response to a request from the Transmitters, ANEEL recognized, in addition to the correction by the IPCA, the remuneration of this amount by Ke'.

Financial Income R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Financial Income	2,743	23,115	-88.1
Income from financial investments	11,276	5,516	104.4	The variation is mainly due to: (i) increase of 10.65% in the average balance of available resources and securities, together with (ii) the average return on investments, which increased by 0.45% in 3Q20 to 0.89% in 3Q21. These factors, combined, increased the income calculated from financial investments in this last period.
Other Financial Income	-8,533	17,599	-148.5	The variation is mainly due to: (i) lower income from interest and penalties to suppliers by R$2.1 million; and (ii) lower monetary variation on amounts not settled by the Brazilian Electric Energy Trading Chamber (CCEE) by R$7.6 million. This difference is mainly explained by the reduction in the outstanding balance between the periods, with the average balance in 3Q20 being R$130.3 million and in 3Q21 of R$13.8 million.
Financial Expenses	-132,410	-96,130	37.7
Debt Charges - Financing and Loans	-42,780	-39,199	9.1	The variation is mainly due to: (i) the reduction in 3Q21 of charges associated with the FIDC, due to the amortization of the contract. Negative balance on 09/30/2020 was R$ 396.6 million and 09/30/2021 reduced to R$ 111.1 million, leading to a reduction in the charges of this contract by R$ 1.7 million; and (ii) reduction mitigated by the increase in the appropriation of charges due to the increase in the SELIC rate observed between 3Q20 (0.17% p.m.) and 3Q21 (0.41 p.m.).
Debt charges - suppliers	-1,593	-1,333	19.5	The variation is mainly due to: (i) the reduction, due to the amortization, of the payment in installments of Energy not paid by CGT Eletrosul to Eletronorte in 2019, which payment has been made in 36 installments, since July/20; offset (ii) by the 140% variation in the CDI between the periods.
Leasing charges	-1,093	-1,109	-1.4	No relevant variation
Charges on shareholders' compensation	-2,831	-461	514.1	The variation is mainly due to: (i) change in the amount of dividends and interest on equity payable of R$258 million in 2021, against R$110 million in 2020; and (ii) a 241.2% positive variation in the SELIC rate between 3Q20 and 3Q21.
Monetary adjustment loss	-30,349	-12,188	149.0	The variation is mainly due to: (i) the increase in the IPCA between the periods, 1.24% in 2020 and 2.99% in 2021, impacting the monetary variation of existing debts, which increased from R$ 6.6 million to R$24.7 million; (ii) the increase in the IPCA also impacted the monetary variation on contingencies, which went from R$3.7 million to R$18.8 million; and (iii) Monetary variation on energy, which presented a result R$7 million higher in 3Q21, reducing the variation.
Exchange variation loss	-44,375	-34,523	28.5	The variation is mainly due to: (i) dollar exchange variation, which changed from 3.01% in 3Q20 to 8.75% in 3Q21. (ii) Partially offset by the exchange rate variation of the EURO, which was 7.44% in 3Q20 and 6.33% in 3Q21.
				The balance of debts in foreign currency closed Sep/21 at R$639.6 million.
Other Financial Expenses	-9,389	-7,317	28.3	The variation is mainly due to: (i) reclassification of financing expenses from this item to monetary adjustment loss as of 3Q21 in the amount of R$1.5 million.
Financial Result	-129,667	-73,015	-77.6

Equity R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Equity	13,334	-12,855	203.7	The variation is mainly due to: (i) increase in the remuneration rate of contractual assets, given that the respective assets are linked to the IPCA and thus the transmission SPEs showed equivalence in 3Q21 of R$8.1 million, amounting to R$ 2.7 million higher than the same period of fiscal year 2020.
However, the positive variation was partially offset by the SPE ESBR, despite having improved its equity by R$9.07 million, its result continues to have a considerable negative value of R$4.2 million in 3Q21;
				(iii) SPE Teles Pires also had a positive influence on the result, as its equity income increased by R$14.4 million between the periods, with an amount of R$9.4 million in 3Q21.

Income Tax and CSLL R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	-20,850	-49,364	-57.8	The variation is mainly due to the following reasons: (i) in 3Q21, the Company obtained a fiscal result of R$87 million, with tax credit and utilization of R$26 million, reaching a calculation base of R$61 million, while, in 3Q20, the Company had a fiscal result of R$203 million. However, with the use of a R$61 million tax credit, the calculation base reached R$142 million. The worsening of the fiscal result reflects the reprofiling of the RBSE (Basic Network of the Existing System), which reduced the RAP (Annual Allowed Revenue) received between the periods by 12%.
Deferred IR and CSLL	-34,322	-73,964	-53.6	The variation is mainly due to the following reasons: (i) the variations in corporate transmission revenue, mainly related to the tariff review process, where the remeasurement of contractual assets was R$660 million in 3Q20 and R$239 million in 3Q21. These amounts generated deferred tax liabilities;
				Offset (ii) by the 50.5% reduction in Operating Provisions between 3Q20 and 3Q21, which generated gains on tax taxes.
Non-controlling Shareholders	208	750	-72.3	The variation is mainly due to: (i) the effects of minority interest in the consolidation of the investee SPE Livramento, in which CGT Eletrosul holds 78%.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

ELETRONUCLEAR

Result Analysis

In 3Q21, the Company announced a result 0.8% lower than in 3Q20, changing from a loss of R$102 million in 3Q20 to a loss of R$102.8 million in 3Q21, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue presented an increase of 14.9% in 3Q21 compared to 3Q20, from R$ 627 million in 3Q20 to R$ 721 million in 3Q21. The variations of each revenue account are detailed below:

Gross Revenue	3Q21	3Q20	Variation (%)	Analysis
Generation	821,681	715,081	14.9
Energy supply to distribution companies	821,681	715,081	14.9	The variation was mainly due to: (i) in 2021, there were - (a) revenue from Angra 1 and 2 plants supply for the quarter in the amount of R$789.3 million; and (b) reimbursement for the calculation of positive energy deviation in the amount of +R$32.3 million in the quarter; (ii) in 2020, there were - (c) revenue from Angra 1 and 2 plants supply in the quarter in the amount of R$931.6 million; and (d) provision for negative energy deviation in the amount of -R$216.5 million for the period from January to September 2020.
				It is worth noting that in 2020 the stoppage of Angra 1 (1P25) was extended for 26 days longer than expected due to a short circuit in the connection of the excitrator with the electric generator, and also the extension of the stoppage of Angra 2 (2P16) for 35 days ahead of schedule, due to oxidation in 52 fuel elements. As a result, the net energy supply from the Angra 1 and 2 nuclear plants was 38% higher, being 2,470,070 MWh in 3Q20, compared to the net supply of 3,417,790 MWh in 3Q21.
Other Income	280	-14	2,100.0	The variation is mainly due to: (i) in 2020 there was a non-recurring loss on inclusion in the inventory through material inventory, R$14.0 thousand; (ii) already in 2021, there were revenues from rents from tenants of several in Eletronuclear's properties, R$ 65.5 thousand; and (iii) leniency agreements R$213.6 thousand with Grupo Engevix.
Deductions to the Operating Revenue	-101,158	-87,597	15.5	The variation is mainly due to: (i) deviation proportional to revenue.
ROL	720,803	627,470	14.9

Operating Costs and Expenses
Operating expenses and costs increased by 19% in 3Q21 compared to 3Q20, from R$ 537 million in 3Q20 to an amount of R$ 639 million in 3Q21. The variations of each expense account are detailed below:

PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-195,710	-141,019	38.8	The variation is mainly due to:
(i) 2.4% impact of ACT (Collective Labor Agreement) 2021 provision retroactive to May referring to ACT, bringing an increase of R$ 20.3 million in the quarter, of which R$ 8.2 million referring to the period May to June and non-recurring items in 3Q21, with an impact on the following accounts;
(a) higher health care expenses, R$4.9 million;
(b) higher vacation expenses, R$8.0 million;
(c) higher expenses with Christmas bonus R$4.6 million;
(d) higher expenses with overtime, R$5.3 million;
(e) higher social security expenditures, R$6.0 million;
(f) in 2021, despite the workforce reduction that occurred in the last PDC (Consensual Dismissal Plan), there was an increase in the workforce due to new internal projects, resulting in an increase in overtime and its consequences, without an increase in the number of employees.
				The Dry Storage Unit (UAS) – New structure, built to “unburden” the storage of nuclear fuel inserted in the pools of each A1/A2 reactor, started operating in 3Q21, requiring more work hours to transport the first waves of fuel used for dry storage. Without the construction and operation of the UAS, the continuity of operation of the plants was at risk, as there would be no more space for internal fuel storage in the reactor pools.
Supplies	-16,387	-11,124	47.3	The variation is mainly due to the following reasons: (i) in 3Q21 there was a revaluation of inventory materials in the amount of R$2.9 million; (ii) lower ICMS adjustment on inventory, positively impacting 3Q20 by R$2.6 million; (iii) in 3Q21, there was a higher cost of materials with preventive stoppages of R$2.2 million, with the stoppage cost in 3Q21 (Stop-2P17) in the amount of R$4.9 million, while in 3Q20 (Stoppage -2P16) the cost was R$2.7 million.
On the other hand, (iv) in 3Q21 there was a reduction in the usual cost of materials, in the amount of R$2.6 million, when compared to the same period in 2020, with the amount of R$8.5 million registered in 3Q21, while the value for 3Q20 was R$ 11.1 million.
				(v) stoppage schedule: (a) in 2020, the stoppage of Angra 2 2P16 occurred in the period from 06/22/2020 to 08/17/2020, impacting 48 days within the analyzed quarter; (b) in 2021, the stoppage of Angra 2 2P17 occurred in the period from 06/06/2021 to 07/22/2021, impacting 22 days within the analyzed quarter.
Services	-118,030	-74,202	59.1	The variation is mainly due to: (i) the stoppage cost in 3Q21 (2P17 stoppage) was R$49.4 million; (ii) while in 3Q20, the stoppage cost 2P26 was R$12.2 million, which corresponded to an increase of R$37.2 million between the quarters.
It should be noted that 2P16 had its scope of work greatly reduced as it began months after LockDown, resulting from the Covid-19 pandemic. It was decided to carry out a shutdown with as few activities as possible in that period, which automatically transferred these activities to the next 2P17 shutdown that took place in 2021, with a much more accentuated range of tasks. However, considering 2P16 stoppage  (designed for fewer days and fewer activities) oxidation was found in fuel elements, which postponed the return to operation, awaiting the study and evaluation of which fuels could be used again. This excess of downtime beyond what was scheduled did not necessarily generate more service costs, as the completion of the studies was awaited. Thus, despite more days of plant downtime in 2020, the costs in 2021 were higher given that more activities were carried out;
				(iii) Other usual service costs correspond to the remaining increase observed between the periods.
Consensual Dismissal Plan/PAE (Provision)	2,352	4,277	45.0	The variation is mainly due to: (i) reversal of use of the medical plan provision for dismissed employees in both periods.
Other	-25,105	-35,027	-28.3
Donations and Contributions	0	-788	-100.0	The variation is mainly due to: (i) COVID donations in 3Q20 in the amount of R$723,000 without counterpart in 3Q21.
Other Operating Expenses	-25,105	-34,239	-26.7	The variation is mainly due to: (i) record of loss in a lawsuit against the Union of Engineers of the State of RJ in the amount of -R$ 7.1 million in 3Q20; and (ii) higher expenses in 3Q20 with annual fees and contributions in the amount of R$4.0 million, especially to the Electric Power Research Institute.
TOTAL PMSO	-352,880	-257,095	37.3

Operating Costs	3Q21	3Q20	Variation (%)	Analysis
Charges upon use of electricity network	-49,483	-46,006	7.6	The variation is mainly due to: (i) the 10.5% increase in Transmission cost in the quarter (R$3.4 million) mainly due to the 9.9% increase in the TUSD (Tariff for the Use of the Distribution System); (ii) Distribution cost was practically in line with the previous quarter, with an increase of 0.6% between the compared periods.
Fuel	-94,896	-74,340	27.7	The variation was mainly due to: (i) increase in the consumption of fissile uranium equivalent (Kg Ueqv) by 37%, with 325.630 Kg Ueqv in 3Q21 and 237.060 Kg Ueqv in 3Q20; (ii) In 2020, Angra 2 2P16 was stopped in the period from 06/22/2020 to 08/17/2020, impacting 48 days within the analyzed quarter; (iii) In 2021, Angra 2 2P17 was stopped in the period from 06/06/2021 to 07/22/2021, impacting 22 days within the analyzed quarter.
Depreciation and Amortization	-187,716	-152,460	23.1	The variation is mainly due to: (i) extraordinary (and non-recurring) depreciation adjustment related to the restatement of energized assets in March/2019, accounted for in August/2021 in the amount of R$39 million.
TOTAL OPERATING COSTS	-332,095	-272,806	21.7

Operating Provisions	3Q21	3Q20	Variation (%)	Analysis
	46,003	-6,943	-762.6	The variation is mainly due to: (i) review of the main lawsuits carried out by a contracted external office, with emphasis on reversals of provisions by updating the forecast: (a) tax in the amount of R$ 10 million and (b) environmental in the amount of R$ 6 million reversal of R$ 30 million referring to 27 labor claims which risk classification is “probable”.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

Financial Income	3Q21	3Q20	Variation (%)	Analysis
Financial Income	24,937	54,960	-54.6
Income from financial investments	2,086	441	373.0	The variation was mainly due to the following reason: (i) daily average amounts in financial investments in the company's cash were maintained, which were higher when comparing the periods, with 90% of the income from financial investments coming from FIs referenced to DI.
Monetary adjustment gain	99	439	-77.4	The variation is mainly due to: (i) active updates of judicial deposits in the compared periods, but with no relevant variation in the period.
Exchange variation gain	-5,140	3,584	-243.4	The variation is mainly due to: (i) restatement of liabilities with suppliers held in foreign currency due to exchange rate fluctuations in the periods compared. As a result, the net exchange variation (gains and losses) was positive by R$22.7 million.
Other Financial Income	27,892	50,496	-44.8	The variation was mainly due to: (i) positive profitability on the Decommissioning Fund in 3Q21 of R$27.7 million, however R$21.8 million lower than the positive profitability in 3Q20.
				The Decommissioning Fund has positions in future dollar repo operations, and the variation in its profitability is extremely attached to these exchange rate fluctuations.
Financial Expenses	-213,175	-237,410	-10.2
Debt Charges - Financing and Loans	-119,731	-140,213	-14.6	The variation was mainly due to: (i) reduction in the index of contracts with BNDES (TJLP) from 4.91% in September/2020 to 4.88% in September/2021; and (ii) conversion of loans with the Holding (Eletrobras) into Capital, in the amount of R$1,035.8 million (October 2020) with effects in 2021.
Leasing charges	-361	-899	-59.8	The variation is mainly due to: (i) reduction in leasing liabilities due to amortizations in the compared periods. With the adoption of IFRS 16, the Company no longer recognizes operating costs and expenses arising from operating leasing agreements and begins to recognize in its statement of income the effects of the depreciation of the rights of use of leased assets, and the financial expense and the exchange variation calculated based on the financial liabilities of leasing contracts.
Monetary adjustment loss	-19,729	-13,756	43.4	The variation is mainly due to: (i) increase of R$4.6 million in the update of the debt acknowledgment contract with Furnas; and (ii) reduction in the updating of AFAC (Advance for Future Capital Increase) in the amount of R$1.3 million.
Exchange variation loss	-14,348	-45,863	-68.7	The variation is mainly due to: (i) restatement of liabilities with suppliers held in foreign currency due to exchange rate fluctuations in the periods compared. As a result, the net exchange variation (gains and losses) was positive by R$22.7 million.
Other Financial Expenses	-59,006	-36,679	60.9	The variation is mainly due to: (i) variation of R$23 million in the adjustment to present value of decommissioning liabilities between periods.
Financial Result	-188,238	-182,450	-3.2

Income Tax and CSLL	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	3,578	-10,219	-135.0	The variation is mainly due to: (i) Income applied to taxable income for the period.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 3Q21

Financial Analysis of the Subsidiaries

ELETROPAR

Result Analysis

In 3Q21, the Company announced a result 7.1% lower than in 3Q20, from a profit of R$2,525 thousand in 3Q20 to a profit of R$2,346 thousand in 3Q21, mainly due to the factors described below.

Operating Costs and Expenses
Operating expenses and costs decreased by 11.1% in 3Q21 compared to 3Q20, from R$1,447 thousand in 3Q20 to R$1,287 thousand in 3Q21, with the variations listed below:

Gross Revenue - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Other Incomes	80	77	3.9	The variation is mainly due to: (i) readjustment in the fiber business with Eletronet. Eletropar receives a 2% commission on the transfer of Eletronet's value to the Assignors.
ROL	80	77	3.9

PMSO - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Personnel	-628	-691	-9.1	The variation is mainly due to: (i) replacement of an employee requisitioned from other companies by na outsourced one.
Supplies	-1	-1	0.0	No variation between periods compared.
Services	-1,119	-643	74.0	The variation is mainly due to: (i) reduction in the value of consultancy (R$128 thousand) and courses and training (R$4 thousand).
				(ii) On the other hand, there was an increase related to the payment of the TQD (Debt Settlement Term) with Eletrobras related to the maintenance of buildings (R$ 37 thousand) and transport (taxi) of R$ 17 thousand.
Other	464	-113	-510.6
Donations and Contributions	83	0	-	The variation is mainly due to the following reason: (i) movement in the capital market with change in the Company's investment portfolio. The amounts realized refer to CVM/B3.
Other Operating Expenses	381	-113	-437.2	The variation is mainly due to: (i) non-recurring accounting of amounts referring to COFINS in Aug/20, which did not occur in fiscal year 2021.
TOTAL PMSO	-1,284	-1,448	-11.3

Operating Costs - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Depreciation and Amortization	-3	1	400.0	The variation is mainly due to: (i) purchase of IT equipment in the 1st quarter, increasing the cost of depreciation of fixed assets.
TOTAL OPERATING COSTS	-3	1	400.0

Financial Result - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Financial Income	713	409	74.3
Income from financial investments	704	409	72.1	The variation is mainly due to: (i) the increase in the SELIC rate, currently at 6.25%, recovering the Company's earnings invested in Extramarket Funds.
Other Financial Income	9	0	-	The variation is mainly due to: (i) SELIC revenues on tax credits for the fiscal years 2018-2020.
Financial Expenses	-193	-100	93.0
Other Financial Expenses	-193	-100	93.0	The variation is mainly due to: (i) update of the debt referring to the amount of R$ 20 million invested in Caixa Econômica Federal (CEF), which should be transferred to the assignors (Chesf, Furnas, Eletronorte and Eletrosul). The remuneration applied to CEF is indexed to the SELIC rate, currently at 6.25%.
Financial Result	520	309	68.3

Equity - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Equity	5,347	3,465	54.3	The variation is mainly due to the following reason: (i) with lower remuneration of investments, Eletropar is increasing its portfolio in the stock market. With the purchase volume of CTEEP shares in 1Q21 and 3Q21, the result of these investments increased.
Other Operating Income/expenses- R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Other Operating Income/Expenses	0	-1	-100.0	No relevant variation.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q21	3Q20	Variation (%)	Analysis
Current IR and CSLL	-2,314	122	1,996.7	The variation is mainly due to: (i) drop in taxable income due to the reduction in financial income and declaration of interest on own capital payable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.